Exhibit 99.2

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417497106

Consolidated Articles as of 11 June 2012

Anheuser-Busch InBev Limited Liability Company Grand’Place 1 1000 Brussels Register of Legal Entities Brussels, number 0417.497.106

CONSOLIDATED ARTICLES OF ASSOCIATION as of 11 June 2012

This English version of the articles of association of Anheuser-Busch InBev is a free translation of the French and Dutch versions of the articles of association. The French and Dutch versions are the sole official versions. This version is intended for information purposes only and has no legal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

CONSOLIDATED ARTICLES as of 11 June 2012

HISTORY

The company was incorporated with the name “BEMES” by deed executed by and before Mr. Pierre BRAAS, Notary in Liège, on the second of August nineteen hundred and seventy-seven, published in the Schedules to the Belgian State Gazette on the twentieth of August nineteen hundred and seventy-seven under number 3385-1.

The Articles were altered:

•

by deed executed by and before Mr. Pierre BRAAS, Notary in Liège, on the thirtieth of September nineteen hundred and seventy-seven, published in the Schedules to the Belgian State Gazette on the twenty-seventh of October nineteen hundred and seventy-seven under number 3875-5;

•

by deed executed by and before Mr. André VAN DER VORST, Notary in Ixelles, on the twenty-eighth of February nineteen hundred and eighty-six, published in the Schedules to the Belgian State Gazette on the twenty-ninth of March nineteen hundred and eighty-six under number 860329-336;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the thirtieth of June nineteen hundred and eighty-seven, followed by a deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the fourteenth of July nineteen hundred and eighty-seven, published together in the Schedules to the Belgian State Gazette on the twelfth of August nineteen hundred and eighty-seven under number 870812-102;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the first of September nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the eighth of October nineteen hundred and eighty-seven under number 871008-59, followed by a deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-eighth of September nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the twenty-fourth of October nineteen hundred and eighty-seven under number 871024-281;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the thirtieth of October nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the twenty-seventh of November nineteen hundred and eighty-seven under number 871127-89, followed by a deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven on the twenty-third of November nineteen hundred and eighty-seven, published in the Schedules to the Belgian State Gazette on the twenty-third of December nineteen hundred and eighty-seven under number 871223-246;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-first of December nineteen hundred and eighty-seven, followed by a deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven on the sixth of January nineteen hundred and eighty-eight, published in the Schedules to the Belgian State Gazette on the second of February nineteen hundred and eighty-eight under number 880202-379;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

•

by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-third of February nineteen hundred and ninety, followed by a deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the sixteenth of March nineteen hundred and ninety, published in the Schedules to the Belgian State Gazette on the nineteenth of April nineteen hundred and ninety under number 900419-369;

•

by resolution of the Board of Directors of the twenty-fifth of February nineteen hundred and ninety-one, published in the Schedules to the Belgian State Gazette on the thirteenth of April nineteen hundred and ninety-one under number 910413-104, the registered office was transferred to its present address;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the fourth of March nineteen hundred and ninety-two, followed by a deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twentieth of March nineteen hundred and ninety-two, published in the Schedules to the Belgian State Gazette on the eighteenth of April nineteen hundred and ninety-two under number 920408-146;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the eighteenth of November nineteen hundred and ninety-three, published in the Schedules to the Belgian State Gazette on the seventeenth of December nineteen hundred and ninety-three under number 931217-110;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twentieth of April nineteen hundred and ninety-four, published in the Schedules to the Belgian State Gazette on the seventeenth of May nineteen hundred and ninety-four under number 940517-122, followed by a deed executed by and before Mr. JEAN-PIERRE ROOMAN, Notary in Leuven, substituting for Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the fourth of July nineteen hundred and ninety-seven, as indicated hereinafter;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-seventh of April nineteen hundred and ninety-five, published in the Schedules to the Belgian State Gazette on the twentieth of May nineteen hundred and ninety-five under number 950520-427;

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by deed executed by and before Mr. Claude HOLLANDERS de OUDERAEN, Notary in Leuven, on the twentieth of May nineteen hundred and ninety-six, published in the Schedules to the Belgian State Gazette on the fifteenth of June nineteen hundred and ninety-six under number 960615-313;

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by deed executed by and before Mr. Jean-Pierre ROOMAN, substituting for Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the fourth of July nineteen hundred and ninety-seven, published in the Schedules to the Belgian State Gazette on the ninth of August nineteen hundred and ninety-seven under number 970809-167;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-eighth of October nineteen hundred and ninety-seven, published in the Schedules to the Belgian State Gazette on the twenty-second of November nineteen hundred and ninety-seven under number 971122-37;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-second of December nineteen hundred and ninety-seven, published in the Schedules to the Belgian State Gazette on the fourteenth of January nineteen hundred and ninety-eight under number 980114-205;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-fourth of February nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the twenty-first of March nineteen hundred and ninety-eight under number 980321-29;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-ninth of May nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the thirtieth of June nineteen hundred and ninety-eight under number 980630-76;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the thirty-first of August nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the twenty-second of September nineteen hundred and ninety-eight under number 980922-261;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-fourth of November nineteen hundred and ninety-eight, published in the Schedules to the Belgian State Gazette on the twenty-second of December nineteen hundred and ninety-eight under number 981222-146;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the first of March nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the nineteenth of March nineteen hundred and ninety-nine under number 990319-406;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-seventh of May nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-second of June nineteen hundred and ninety-nine under number 990622-181;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the fourth of June nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the second of July nineteen hundred and ninety-nine, under number 990702-273;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-fourth of June nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-eighth of July nineteen hundred and ninety-nine under number 990728-473;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the twenty-ninth of June nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-eighth of July nineteen hundred and ninety-nine under number 990728-471;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the thirtieth of September nineteen hundred and ninety-nine, published in the Schedules to the Belgian State Gazette on the twenty-third of October nineteen hundred and ninety-nine under number 991023-148;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the thirtieth of May two thousand, published in the Schedules to the Belgian State Gazette on the twenty-seventh of June two thousand under number 20000627-260;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the sixth of July two thousand, published in the Schedules to the Belgian State Gazette on the first of August two thousand under number 20000801-403;

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by a second deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the sixth of July two thousand, published in the Schedules to the Belgian State Gazette on the first of August two thousand under number 20000801-406;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, on the thirteenth of September two thousand, published in the Schedules to the Belgian State Gazette on the fifth of October two thousand under number 20001005-233;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the seventeenth of October two thousand, published in the Schedules to the Belgian State Gazette on the twenty-fifth of October two thousand under number 20001025-520;

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by deed executed by and before Mr. Benedikt VAN DER VORST, Notary in Brussels, on the thirty-first of October two thousand, published in the Schedules to the Belgian State Gazette on the fifteenth of November two thousand under number 20001115-429;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the sixth of November two thousand, published in the Schedules to the Belgian State Gazette on the fifth of December two thousand under number 20001205-271;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the fifth of December two thousand, published in the Schedules to the Belgian State Gazette on the fourth of January two thousand and one under number 20010104-482;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twelfth of December two thousand, published in the Schedules to the Belgian State Gazette on the fourth of January two thousand and one under number 20010104-578;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-second of December two thousand, published in the Schedules to the Belgian State Gazette on the twenty-first of February two thousand and one under number 20010221-183;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on fifteenth January two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-second of February under number 20010222-345;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the third of April two thousand and one, published in the Schedules to the Belgian State Gazette on the fifteenth of May under number 20010515-119;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fourth of April two thousand and one, published in the Schedules to the Belgian State Gazette on the thirtieth of May under number 20010530-453;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-six of April two thousand and one, published in the Schedules to the Belgian State Gazette on the thirtieth of May two under number 20010530-451;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-third of May two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-ninth of June under number 20010629-277;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-eight of June two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-first of July under number 20010721-1214;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the thirtieth of July two thousand and one, published in the Schedules to the Belgian State Gazette on the twenty-ninth of August under number 20010829-610;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the thirtieth of August two thousand and one, published in the Schedules to the Belgian State Gazette on the eighth of November two thousand and one under number 20011108-172;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. Carl OCKERMAN, Notary in Brussels, on the twenty-eighth of September two thousand and one, published in the Schedules to the Belgian State Gazette on the fourteenth of November two thousand and one under number 20011114-297;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the thirtieth of October two thousand and one, published in the Schedules to the Belgian State Gazette on the nineteenth of December two thousand and one under number 20011219-550;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of November two thousand and one published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-509, recording the realisation of a capital increase decided within the framework of the authorised capital;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of November two thousand and one, published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-507, recording the realisation of a capital increase further to the exercise of subscription rights;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the nineteenth of December two thousand and one, published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-502, recording the realisation of a capital increase decided within the framework of the authorised capital;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the nineteenth of December two thousand and one, published in the Schedules to the Belgian State Gazette on the seventh of February two thousand and two under number 20020207-099, recording the realisation of a capital increase further to the exercise of subscription rights;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-seventh of March two thousand and two, published in the Schedules to the Belgian State Gazette on the ninth of May two thousand and two under number 20020509-095, recording the realisation of a capital increase further to the exercise of subscription rights;

•	by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the thirtieth of April two thousand and two, filed for publication in the Schedules to the Belgian State Gazette;

•	by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the thirteenth of June two thousand and two, filed for publication in the Schedules to the Belgian State Gazette;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the second of July two thousand and two, published in the Schedules to the Belgian State Gazette on the ninth of August two thousand and two under number 20020908-58;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the first of October two thousand and two, published in the Schedules to the Belgian State Gazette on the fourth of December two thousand and two under number 02145202;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the sixth of November two thousand and two, published in the Schedules to the Belgian State Gazette on the eleventh of December two thousand and two under number 02147799;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-eighth of November two thousand and two, published in the Schedules to the Belgian State Gazette on the third of January two thousand and three under number 03001176;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of April two thousand and three, published in the Schedules to the Belgian State Gazette on the third of June two thousand and three under number 03061386;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the sixth of June two thousand and three, published in the Schedules to the Belgian State Gazette on the twenty-eighth of July two thousand and three under number 81604;

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by deed executed by and before Mr. Benedikt VAN DER VORST, Notary in Brussels, on the twenty-ninth of October two thousand and three, published in the Schedules to the Belgian State Gazette on the twenty-first of November two thousand and three under number 03122303;

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by deed executed by and before Mr. Benedikt VAN DER VORST, Notary in Brussels, on the twenty-fifth of November two thousand and three, published in the Schedules to the Belgian State Gazette on the fifth of January two thousand and four under number 20040105-001172;

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by deed executed by and before Mr. Benedikt VAN DER VORST, Notary in Brussels, on the twenty-second of December two thousand and three, published in the Schedules to the Belgian State Gazette on the ninth of February two thousand and four under number 20040209-020403;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-eighth of January two thousand and four, published in the Schedules to the Belgian State Gazette on the twenty-seventh of February two thousand and four under number 20040227-033964;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-seventh of April two thousand and four, published in the Schedules to the Belgian State Gazette on the twenty-seventh of May two thousand and four under number 20040527-077931;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-seventh of April two thousand and four, published in the Schedules to the Belgian State Gazette on the twenty-seventh of May two thousand and four under number 20040527-077934;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the ninth of June two thousand and four, published in the Schedules to the Belgian State Gazette the following twenty-seventh of July under number 111952;

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by deed executed by and before Mrs. Daisy DEKEGEL, Notary in Brussels, on the thirtieth of June two thousand and four, published in the Schedules to the Belgian State Gazette the following twenty-seventh of July under number 111954;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-seventh of August two thousand and four (containing the last modifications to the Articles, which include, among others, the modification of the corporate name into the current one), published in the Schedules to the Belgian State Gazette the following tenth of September under number 129540;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the first of October two thousand and four, published in the Schedules to the Belgian State Gazette the following fourth of November under number 153460;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of October two thousand and four, published in the Schedules to the Belgian State Gazette the following twenty-fifth of November under number 161875;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-third of November two thousand and four, published in the Schedules to the Belgian State Gazette the following twenty-fourth of December under number 178235;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the fifteenth of December two thousand and four, published in the Schedules to the Belgian State Gazette the following twelfth of January under number 7103;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, standing in for his colleague Mr. Eric SPRUYT, Notary in Brussels, on the twenty-sixth of January two thousand and five (this deed mentioning that certain modifications were subject to certain conditions precedent), published in the Schedules to the Belgian State Gazette the following twenty-fifth of February under number 31867;

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by deed executed by and before Mr. Vincent BERQUIN, Notary in Brussels, on the thirty-first of January two thousand and five, published in the Schedules to the Belgian State Gazette the following fourteenth of January under number 39133;

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by deed executed by and before Mr. David HOLLANDERS de OUDERAEN, Notary in Leuven, standing in for his colleague Mr. Eric SPRUYT, Notary in Brussels, on the seventeenth of March two thousand and five, published in the Schedules to the Belgian State Gazette the following twenty-fifth of April under number 59975;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-second of April two thousand and five, published in the Schedules to the Belgian State Gazette the following twenty-seventh of May under number 74491;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-sixth of April two thousand and five, published in the Schedules to the Belgian State Gazette the following twenty-seventh of May under number 74488;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-sixth of April two thousand and five, published in the Schedules to the Belgian State Gazette the following twenty-seventh of May under number 74482;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the eighth of June two thousand and five, published in the Schedules to the Belgian State Gazette the following fifth of July under number 095411;

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by deed executed by and before Mrs. Daisy DEKEGEL, Notary in Brussels, on the thirteenth of July two thousand and five, published in the Schedules to the Belgian State Gazette the following nineteenth of August under number 119369;

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by deed executed by and before Mrs. Daisy DEKEGEL, Notary in Brussels, on the third of October two thousand and five, published in the Schedules to the Belgian State Gazette the following twenty-first of November under number 166230;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, the twenty-fifth of October two thousand and five, published in the Schedules to the Belgian State Gazette the following thirtieth of November under number 171003;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the seventh of December two thousand and five, published in the Schedules to the Belgian State Gazette the seventeenth of February two thousand and six under number 035702;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-second of December two thousand and five, published in the Schedules to the Belgian State Gazette the sixteenth of February two thousand and six under number 034679;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the third of February two thousand and six, published in the Schedules to the Belgian State Gazette the following twenty-seventh of February under number 040385;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-first of March two thousand and six, published in the Schedules to the Belgian State Gazette the following tenth of April under number 064051;

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by two deeds executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fifth of April two thousand and six, filed for publication in the Schedules to the Belgian State Gazette, published in the Schedules to the Belgian State Gazette the following fifteenth of May under numbers 81925 and 81927;

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by deed executed by and before Mr. Benedikt VAN DER VORST, Notary in Brussels, on the nineteenth of May two thousand and six, published in the Schedules to the Belgian State Gazette the following seventh of June under number 92707;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-first of June two thousand and six, published in the Schedules to the Belgian State Gazette the following seventeenth of July under number 20060717/115717;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the third of August two thousand and six, published in the Schedules to the Belgian State Gazette the following twenty-eighth of August under number 135188;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of September two thousand and six, published in the Schedules to the Belgian State Gazette the following twenty-sixth of October under number 163954;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fourth of October two thousand and six, published in the Schedules to the Belgian State Gazette the following thirteenth of November under number 171187;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twentieth of December two thousand and six, published in the Schedules to the Belgian State Gazette the twenty-fifth of January two thousand and seven under number 015067;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the fifth of February two thousand and seven, published in the Schedules to the Belgian State Gazette the twentieth of February two thousand and seven under number 028695;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twentieth of March two thousand and seven, published in the Schedules to the Belgian State Gazette the eleventh of April two thousand and seven under number 053364;

•	by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fourth of April two thousand and seven, published in the Schedules to the Belgian State Gazette;

•

by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fourth of April two thousand and seven, published in the Schedules to the Belgian State Gazette on the following twenty-fifth of May under number 74361;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

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by deed executed by and before Mr. Denis DECKERS on the nineteenth of June two thousand and seven, published in the Schedules to the Belgian State Gazette on the first of August two thousand and seven under number 114865;

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by deed executed by and before Mr. Denis DECKERS on the twenty-seventh of July two thousand and seven, published in the Schedules to the Belgian State Gazette on the thirtieth of August two thousand and seven under number 127517;

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by deed executed by and before Mr. Peter VAN MELKEBEKE, Notary in Brussels, on the twenty-first of September two thousand and seven, published in the Schedules to the Belgian State Gazette on the tenth of October two thousand and seven under number 147075;

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by deed executed by and before Mr. Eric SPRUYT, Notary in Brussels, on the fourteenth of December two thousand and seven, published in the Schedules to the Belgian State Gazette on the fourth of January two thousand and eight under number 2227;

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by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the eleventh of February two thousand and eight, published in the Schedules to the Belgian State Gazette on the following twenty-ninth of February under number 33365;

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by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the first of April two thousand and eight, published in the Schedules to the Belgian State Gazette on the following twenty-second of April under number 060172;

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by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of April two thousand and eight, published in the Schedules to the Belgian State Gazette on the following twentieth of May under number 73624;

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by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the thirteenth of June two thousand and eight, published in the Schedules to the Belgian State Gazette on the following first of July under number 97011;

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by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the eighth of September two thousand and eight, published in the Schedules to the Belgian State Gazette on the following twenty-fifth of September under number 153493;

•

by deed executed by and before Mr. David HOLLANDERS d’OUDERAEN, Notary in Leuven, standing in for his colleague Mr. Eric SPRUYT, Notary in Brussels, on the twenty-ninth of September two thousand and eight (including modification of the corporate name of “InBev” into “Anheuser-Busch InBev” [with entry into force as from the filing of the merger certificate at the Secretary of State of the State of Delaware]), published in the Schedules to the Belgian State Gazette on the following twenty-fourth of October under number 168652;

•

by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the third of October two thousand and eight, published in the Schedules to the Belgian State Gazette on the following twenty-seventh of October under number 169432;

•

by deed executed by Mr. Peter Van Melkebeke, Notary in Brussels, on the nineteenth of November two thousand and eight (acknowledgement of the realisation of a condition precedent [modification of the corporate name of “InBev” into “Anheuser-Busch InBev”]), published in the Schedules to the Belgian State Gazette on the following third of December under number 187267;

•

by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the sixteenth of December two thousand and eight, published in the Schedules to the Belgian State Gazette on the following thirty-first of December under number 201298;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

•

by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the twenty-third of January two thousand and nine, published in the Schedules to the Belgian State Gazette on the following sixteenth of February under number 24183;

•

by deed executed by Mr. Denis Deckers, Notary in Brussels, on the twentieth of March two thousand and nine, published in the Schedules to the Belgian State Gazette on the following ninth of April under number 51657;

•

by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the twenty-eight of April two thousand and nine, published in the Schedules to the Belgian State Gazette on the following fourteenth of May under number 68213;

•

by deed executed by Mr. Eric SPRUYT, Notary in Brussels, on the twenty-eight of April two thousand and nine, published in the Schedules to the Belgian State Gazette on the following fourteenth of May under number 68215;

•

by deed executed before Mrs. Daisy DEKEGEL, Notary in Brussels, on the sixteenth of June two thousand and nine, published in the Schedules to the Belgian State Gazette on the following twenty-ninth of June under number 91057;

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the seventh of September two thousand and nine, published in the Schedules to the Belgian State Gazette on the following twenty-fourth of September under number 134387;

•

by deed executed before Mr. Daisy DEKEGEL, Notary in Brussels, on the twenty-second of October two thousand and nine, published in the Schedules to the Belgian State Gazette on the following twelfth of November under number 158574.

•

by deed executed before Mr. Daisy DEKEGEL, Notary in Brussels, on the seventeenth of December two thousand and nine, published in the Schedules to the Belgian State Gazette on the following eleventh of January under number 5125.

•

by deed executed before Mr. Peter VAN MELKEBEKE, Notary in Brussels, on the twelfth of February two thousand and ten, published in the Schedules to the Belgian State Gazette on the following fifth of March under number 33506.

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fifth of March two thousand and ten, published in the Schedules to the Belgian State Gazette on the following fourteenth of April under number 53392.

•	by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-seventh of April two thousand and ten, filed for publication in the Schedules to the Belgian State Gazette.

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-seventh of April two thousand and ten, published in the Schedules to the Belgian State Gazette on the following eighteenth of May under number 71357.

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the fourteenth of June two thousand and ten, published in the Schedules to the Belgian State Gazette on the following fifth of July under number 97551.

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the seventh of September two thousand and ten, published in the Schedules to the Belgian State Gazette on the following twenty-third of September under number 139364.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the thirteenth of December two thousand and ten, published in the Schedules to the Belgian State Gazette on 4th of January 2011 under number 1116;

•

by deed executed before Mr. Vincent BERQUIN, Notary in Brussels, on the twenty-fourth of March two thousand and eleven, published in the Schedules to the Belgian State Gazette on 20 April 2011 under number 60131;

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the 26th of April 2011, published in the Schedules to the Belgian State Gazette on the twenty-third of May two thousand and eleven under number 76728;

•

by deed executed before Mr. Denis DECKERS, Notary in Brussels, on the fourteenth of June two thousand and eleven, published in the Schedules to the Belgian State Gazette on the first of July two thousand and eleven under number 98655;

•

by deed executed before Mr. Denis DECKERS, Notary in Brussels, on the fifth of September two thousand and eleven, published in the Schedules to the Belgian State Gazette on the twenty-seventh of September two thousand and eleven under number 45138;

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the twentieth of October two thousand and eleven, published in the Schedules to the Belgian State Gazette on the tenth of November two thousand and eleven under number 169298;

•

by deed executed before Mr. Peter VAN MELKEBEKE, Notary in Brussels, on the twentieth of December two thousand and eleven, published in the Schedules to the Belgian State Gazette on the seventeenth of January two thousand and twelve under number 13643;

•

by deed executed before Mr. Denis DECKERS, Notary in Brussels, on the twenty-seventh of February two thousand and twelve, published in the Schedules to the Belgian State Gazette on the thirteenth of March two thousand and twelve under number 54954;

•

by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the twenty-fifth of April two thousand and twelve, published in the Schedules to the Belgian State Gazette on the fifteenth of May two thousand and twelve under number 89329;

•	by deed executed before Mr. Eric SPRUYT, Notary in Brussels, on the eleventh of June two thousand and twelve, filed for publication in the Schedules to the Belgian State Gazette;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLES OF INCORPORATION

CHAPTER I. - NATURE OF THE COMPANY

ARTICLE 1. - NAME

The company is a limited liability company with the name “Anheuser-Busch InBev”.

The company is classed as a company which makes or has made a public offer of its securities.

ARTICLE 2. - REGISTERED OFFICE

The registered office is situated at 1 Grand’Place, 1000 Brussels.

The Board of Directors may by resolution transfer the registered office to any other town or municipality within Belgium.

The company may by resolution of the Board of Directors establish seats of administration or exploitation, branch offices, offices and agencies both within and outside Belgium.

ARTICLE 3. - DURATION

The Company is incorporated in perpetuity.

It may be wound up by resolution of the Shareholders’ Meeting passed in the conditions and forms required for an alteration of the Articles.

ARTICLE 4. - CORPORATE PURPOSE

The corporate purpose for which the company is incorporated is:

a) to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, fabricate, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

b) to purchase, construct, convert, sell, let, sublet, lease, license and exploit in any form whatsoever all real property and real property rights and all businesses, goodwill, movable property and movable property rights connected with the business of the Company;

c) to acquire and manage investments shares and interests in companies or undertakings having objects similar or related to, or likely to promote the attainment of, any of the foregoing objects, and in financing companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; to take part in the management of the aforesaid companies through membership of the Board of Directors or the like governing body;

d) to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

It may, within the limits of its corporate purpose, engage in all civil, commercial, financial and industrial operations and transactions connected with its corporate purpose either within or outside Belgium.

It may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all companies, undertakings or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

CHAPTER II. - SHARE CAPITAL

ARTICLE 5. - CAPITAL - NATURE OF SECURITIES

The issued, paid-up capital of the company amounts to one billion two hundred and thirty-seven million one hundred and twenty-four thousand seventy-two euro and eighty-seven cents (€1,237,124,072.87).

It is represented by one billion six hundred and six million three hundred fourteen thousand five hundred and thirty-one (1,606,314,531) fully paid up shares without nominal value, each share representing a one billion six hundred and six million three hundred fourteen thousand five hundred and thirty-one (1/1,606,314,531st ) part of the share capital.

The shares that are not fully paid up are in registered form. Shares that are fully paid up and other securities issued by the company are either in registered, bearer or dematerialised form, within the limits provided by the law. Security holders may elect to have, at any time, their registered shares converted into dematerialised securities (and vice versa), at their own expense. Dematerialised securities are represented by a book-entry in an account in the name of their owner or holder with an authorised account holder or with a clearing institution.

On the first of January 2008, all the bearer securities already issued and booked into a securities account have been converted into dematerialised securities. As from the same date, bearer securities already issued and not yet booked in a securities account shall be automatically converted into dematerialised securities as from the time they are booked into a securities account.

The register of registered shares and the register of registered subscription rights, if any, are held in electronic form. The Board of Directors may decide to outsource the maintenance and administration of any electronic register to a third party. All entries in the registers, including transfers and conversions, can validly be made on the basis of documents or instructions which the transferor, transferee and/or holder of the securities, as applicable, may send electronically or by other means.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 5 BIS. - SHARES SUBSCRIBED AS A RESULT OF THE EXERCISE OF SUBSCRIPTION RIGHTS

By derogation from Article 5 of these Articles, the shares resulting from the exercise of any subscription rights issued by the Board of Directors within the framework of the authorised capital in favour of, principally, employees or directors of the company or of its subsidiaries, will be registered. Such shares may however be converted into bearer shares upon request of their holder.

ARTICLE 5 TER. - DISCLOSURE OF SIGNIFICANT SHAREHOLDINGS

In addition to the notification thresholds required and set out by the applicable legislation, the notification obligation also applies as soon as the amount of held securities giving voting right exceeds or falls down the 3% threshold.

ARTICLE 6. - AUTHORISED CAPITAL

The Board of Directors may increase the share capital of the company, in one or several times, by an amount of shares, or by financial instruments giving right to an amount of shares, not higher than 3% of the shares issued on the twenty-eighth of April two thousand and nine (the amount obtained shall be, to the extent necessary, rounded down to result in an entire number of shares), provided that, in accordance with Article 603, indent 1, of the Companies Code, this may not result in the share capital being increased, in one or several times, by an amount exceeding the amount of share capital prevailing on the twenty-eighth of April two thousand and nine. The Board of Directors may use this authorisation in the event of an issue of securities as provided for in Article 8.

The increase(s) of capital decided under the present authorisation may be effected:

•

either by contribution in cash or in kind, including as the case may be an issue premium not available for distribution, the amount of which shall be fixed by the Board of Directors, and by creation of new shares conferring such rights as the Board of Directors shall determine, or

•	by capitalisation of reserves, including those not available for distribution, or an issue premium, with or without the creation of new shares.

Such authorisation is granted to the Board of Directors for a period of five (5) years as from the date of publication of the modification to the Articles resolved upon by the Extraordinary Shareholders’ Meeting of the twenty-eighth of April two thousand and nine. It can be renewed, once or several times, in accordance with applicable statutory rules.

In the event of a capital increase decided by the Board of Directors pursuant to the authorised capital, it shall allocate the issue premiums, if any, to an account not available for distribution which shall afford the same third-party guarantees as the share capital of the company and may, subject to its capitalisation by the Board of Directors as hereinbefore provided, be reduced or cancelled only by resolution of a Shareholders’ Meeting passed in the conditions and forms prescribed by Article 612 of the Companies Code.

The Board of Directors is expressly authorised, in case of public take-over bids on securities of the company, to increase the capital, under the conditions set out in Article 607 of the Companies Code. This authorisation is granted for a period of three (3) years as from the twenty-forth of April two thousand and seven. If the Board of Directors decides upon an increase of authorised capital pursuant to this authorisation, this increase will be deducted from the remaining part of the authorised capital specified in the first indent.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 7. - INCREASE OF CAPITAL - PREFERENTIAL SUBSCRIPTION RIGHT

In case of an increase of capital, the new shares which are to be subscribed in cash shall first be offered to the existing shareholders in proportion to that share of the capital represented by their shares.

The time within which the preferential subscription right may be exercised shall be fixed by the Shareholders’ Meeting, or by the Board of Directors as the case may be, but shall not be less than fifteen (15) days from the date on which the subscription was opened.

The preferential subscription right shall be negotiable during the subscription period to the extent to which the shares may be transferred.

The Board of Directors may decide that preferential subscription rights which were not or were only partly exercised by any shareholders shall accrue proportionally to the other shareholders who have already exercised their subscription rights, and shall fix the practical terms for such subscription. The Board of Directors may also conclude, upon such terms as it shall determine, all agreements intended to secure the subscription of part or all of the new shares to be issued.

The Shareholders’ Meeting acting in accordance with Article 596 of the Companies Code and in the interests of the company, may restrict or cancel the preferential subscription right.

In case of a capital increase pursuant to the authorised capital, the Board of Directors may likewise, in the interests of the company and subject to compliance with Article 603, third indent, and Article 596 of the Companies Code, restrict or cancel the preferential subscription right, including such right in favour of one or more specific persons other than employees of the company or one of its subsidiaries.

ARTICLE 8. - BONDS, SUBSCRIPTION RIGHTS AND OTHER SECURITIES GIVING RIGHT TO SHARES

The company may issue mortgage bonds or other bonds by resolution of the Board of Directors and on such conditions as it shall determine.

The Shareholders’ Meeting, or the Board of Directors acting within the framework of the authorised capital, may decide to issue convertible bonds, bonds repayable into shares, subscription rights or any other financial instrument giving right to shares.

The Shareholders’ Meeting or the Board of Directors acting within the framework of the authorised capital, may in the interests of the company restrict or cancel shareholders’ preferential subscription rights in accordance with Articles 596 and 603, indents 2 and 3, of the Companies Code.

The holders of bonds or subscription rights have the right to attend the Shareholders’ Meetings, but only in a consultative capacity.

ARTICLE 9. - PAYMENTS

The Board of Directors may make calls upon the shareholders in such amounts and at such times as it shall fix in respect of any moneys to be paid on the shares issued further to a capital increase.

Any shareholder who, after fifteen days as from notice given by registered letter, remains in default of payment, shall pay the company interest at the statutory rate plus two per cent as from the payability date.

Where such failure is not remedied within one month of a second notice, the Board of Directors may declare the shareholder’s rights forfeit and cause the shares to be sold without prejudice to the right to claim from it any remainder outstanding plus such damages as may apply.

The Board of Directors may authorise shareholders to pay in anticipation the moneys uncalled on their shares on such terms as it shall fix.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 10. - ACQUISITION BY THE COMPANY OF ITS OWN SHARES

The company may, without any prior authorisation by the Shareholders’ Meeting, in accordance with Articles 620 ff. of the Companies Code and within the limits set out in this provision, acquire, on or outside the stock exchange, its own shares for a price which will respect the legal requirements, but which will in any case not be more than ten percent (10%) below the lowest closing price in the last twenty (20) days preceding the transaction and not more than ten percent (10%) above the highest closing price in the last twenty (20) days preceding the transaction. This power covers the acquisition on or outside the stock exchange by a direct subsidiary within the meaning and the limits set out by Article 627, indent 1 of the Companies Code. If the acquisition is made by the company outside the stock exchange, even from a subsidiary, the company shall, as the case may be, make an offer on the same terms and conditions to all the shareholders, in accordance with Article 620, § 1, 5° of the Companies Code.

The above authorisation is only valid for a five (5) year period starting as from the twenty-eighth of April two thousand and nine.

The company may, without any authorisation of the Shareholders’ Meeting and without any limit as to time, in accordance with Article 622, § 2, second indent of the Companies Code divest itself of its own shares on the stock exchange. This power covers the divestment on the stock exchange of shares of the company by one of its direct subsidiaries.

The company may, without any authorisation of the Shareholders’ Meeting and without any limit as to time, in accordance with Article 622, § 2, first indent of the Companies Code divest itself of its own shares outside the stock exchange at a price determined by the Board of Directors. This power covers the divestment outside a stock exchange of shares of the company by one of its direct subsidiaries, at a price determined by the Board of Directors of the latter.

By resolution of the Extraordinary Shareholders’ Meeting of the twenty-sixth of April two thousand and five, the Board of Directors was authorised - subject to compliance with the provisions of Articles 620 ff. of the Companies Code - to purchase the company’s own shares for the company’s account where such acquisition is necessary to avoid serious and imminent harm to the company. Such authority is valid for three (3) years as from the date on which the aforesaid resolution was published.

ARTICLE 11. - INDIVISIBILITY OF SECURITIES

All securities shall be held in undivided ownership vis-à-vis the company.

Without prejudice to Article 26 of the Articles, relating to representation at the Shareholders’ Meeting, the company may suspend all rights attaching to securities until such time as one individual shall have been appointed holder thereof vis à vis the company.

ARTICLE 12. - SUCCESSORS IN TITLE

The rights and obligations attaching to a share follow that share regardless of whom it is transferred to.

Neither the heirs nor the creditors of a shareholder may, on any grounds whatsoever, require the division or sale by auction of the company’s assets, nor interfere in any way whatsoever with the administration of the company.

They shall, in exercising their rights, abide by the annual accounts and decisions of the Shareholders’ Meeting.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 12 BIS. - CERTIFICATION OF THE SECURITIES OF THE COMPANY

The Board of Directors may resolve that the company will give assistance to a third party for the issuing by the latter of certificates, under the conditions set out by law, in order to represent securities issued by the company. It may resolve that the company will pay all or part of the charges of such certification and of the setting up and operating charges of the issuer of the certificates, insofar as such payment is in the interests of the company.

A certificate holder or issuer or any third party of any kind may only invoke the assistance of the company in their issuing if the company has confirmed this assistance in writing to the issuer. The holders of such certificates may only exercise rights towards the company that are granted to them by law if the form of the bearer certificates as well as the evidence of ownership of the registered certificates have previously been approved in writing by the company.

An issuer of certificates, whether or not issued with the assistance of the company, intending to participate in a Shareholders’ Meeting and exercise the voting rights linked to the certified securities shall comply with the particular notice formalities described in Article 25.

A holder of certificates issued with the assistance of the company, intending, as authorised by the law, to attend a Shareholders’ Meeting in a consultative capacity, shall comply with the particular notification and notice formalities described in Article 25.

CHAPTER III. – ADMINISTRATION – AUDIT – MANAGEMENT

ARTICLE 13. - COMPOSITION OF THE BOARD OF DIRECTORS

The company shall be managed by a Board of Directors of between three (3) and fourteen (14) directors, who may be natural persons or legal entities, may but need not be shareholders, are appointed by the Shareholders’ Meeting and are dismissible by it at any time.

When a legal entity is appointed as a director, it must specifically appoint an individual as its permanent representative, such individual to be chosen from among its shareholders, managers, directors or employees and to carry out the office of director in the name and on behalf of the legal entity. The legal entity may not revoke its permanent representative without simultaneously appointing a successor. The appointment and termination of the office of the permanent representative are governed by the same disclosure rules as if he/she were exercising the office on his/her own behalf.

The term of office of the directors shall be four (4) years, unless the Shareholders’ Meeting fixes a shorter term.

The directors shall be eligible for re-election.

The term of office of a retiring director who has not been re-elected shall terminate immediately after the closing of the Annual Shareholders’ Meeting.

The Board of Directors may invite one or more individuals who are not employees of the company nor of one of its subsidiaries to contribute their experience and knowledge to the deliberations of the Board and may, to that effect and for a duration that it determines for each of them, allow them to attend its meetings, in whole or in part, in an advisory and non-voting capacity. Such individual will not qualify as director for the purpose of these Articles of Association, of the Companies Code, nor for any other purpose. The Board determines the amount of their remuneration.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 14. - CASUAL VACANCIES

The remaining directors convened as a Board may make appointments to fill one or several casual vacancy (vacancies) arising on the Board until the next Shareholders’ Meeting, which shall proceed to the firm appointment.

ARTICLE 15. - CHAIRMAN OF THE BOARD

The Board of Directors shall elect one of its members to be chairman, and may elect one or more vice-chairman (chairmen).

The Shareholders’ Meeting may, upon proposal of the Board of Directors, confer honorary status on former chairmen, vice-chairmen or directors. The Board may then invite them to attend its meetings in an advisory capacity.

ARTICLE 16. - MEETINGS

The Board of Directors shall meet as frequently as the interests of the company shall require.

The Board of Directors shall hold regular meetings at such times as may be from time to time fixed by a resolution of the Board of Directors. A meeting of the Board of Directors shall be held without notice immediately following the Annual Shareholders’ Meeting.

In addition, special meetings of the Board of Directors may be called and held at any time upon the call of either the Chairman or at least two (2) directors, by notice to each director at least three (3) business days before the meeting. Reasonable efforts shall be made to ensure that each director actually receives timely notice of any such special meeting. Where duly justified by emergency and by the corporate interest of the company, the above notice period of three (3) business days may be waived by the unanimous consent of the directors expressed in writing.

Convening notices may validly be made in writing, or sent by electronic mail, provided that no notice (other than the resolution fixing their time) need be given as to regularly scheduled meetings.

The meetings of the Board of Directors shall be conducted under the chairmanship of the Chairman or, in case of impediment, a vice-chairman (if any has been elected) or a director appointed by his/her fellow directors.

Meetings of the Board of Directors shall be convened at the registered office of the company or at the place indicated in the notice convening the meeting.

Any or all of the directors may participate in a meeting of the Board of Directors by means of telephone, videoconference or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Where duly justified by emergency and by the corporate interest of the company, decisions of the Board of Directors may be adopted, without any physical meeting, by the unanimous consent of the directors expressed in writing. Such procedure may not be used for the approval of the annual accounts or the use of the authorised capital.

ARTICLE 17. - DELIBERATIONS

Except in cases of force majeure, and, namely, war, civil disturbance and disaster, in which case the quorum for the Board of Directors shall be three (3) directors present or represented and in which case the Board of Directors may validly deliberate only with respect to actions required to be taken to protect the interests of the company in connection with the circumstances of force majeure, the Board of Directors may validly deliberate only if the majority of the directors are present or represented.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

Any director may grant a proxy to another director in order to be represented at a specific meeting. Such proxies must be recorded in a proxy form bearing the director’s signature (which may be a digital signature as defined in Article 1322, paragraph 2 of the Civil Code) and must be notified to the Board of Directors by letter, fax, e-mail, or any other means specified in Article 2281 of the Civil Code.

However, no director may hold a proxy for more than one (1) director. A director so represented shall be deemed to be present in person.

The decisions of the Board shall be taken by a majority of the votes cast, discounting abstentions.

In case of an equality of votes, the chairman of the meeting shall not have a casting vote.

ARTICLE 18. - MINUTES

The decisions of the Board of Directors shall be recorded in minutes, kept at the registered office of the company, and signed by the majority of members present at the meeting.

Copies of the minutes under private deed, to be produced in court or in any other place, may validly be signed by two (2) directors. Extracts from the minutes under private deed to be produced in court or in any other place, may validly be signed by one (1) person to whom the day-to-day management of the company has been delegated.

Copies or extracts of these minutes that must be produced in court or elsewhere are signed by one (1) director.

ARTICLE 19. - POWERS OF THE DIRECTORS

The Board of Directors shall have the powers to do all that is necessary or useful to achieve the corporate purpose of the company, with the exception of those powers reserved to the Shareholders’ Meeting by law or these Articles.

Irrespective of the Board’s general powers of representation as a collegial body, the company shall be validly represented in legal proceedings, and in instruments including those involving the officiation of a public civil servant or a ministerial officer, by two (2) directors acting jointly.

ARTICLE 20. - MANAGEMENT COMMITTEE - DELEGATED POWERS

The Board of Directors may appoint a Management Committee from amongst or outside its members.

It shall fix the powers and procedures thereof and set the remuneration of its members which shall be charged to overheads.

The Board of Directors may confer the powers of day-to-day management of the company, together with the power to represent the company for such day-to-day management, upon one or more persons who may but need not be directors.

The Board of Directors, the Management Committee, and the persons with the powers of day-to-day management within the limits of those management powers, may likewise grant special and specific authority to one or more persons of their choice.

Agents granted special authority may appoint one or more substitutes to exercise their powers.

Agents granted special authority and their substitutes may represent the company in instruments including those involving the officiation of a public civil servant or officer. The production of a copy of the decision of the Board of Directors or the authority conferred by one or more persons with the powers of day-to-day management, by the Management Committee or agents holding special authority shall constitute sufficient proof of their powers.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 21. - AUDIT

The financial position, annual accounts and compliance with the law and these Articles or transactions required to be disclosed in the annual accounts shall be audited by one or more statutory auditors, who may be natural or legal persons, appointed by the Shareholders’ Meeting.

The statutory auditors shall hold office for renewable periods of three (3) years.

The appointment of retiring auditors which have not been re-appointed shall terminate immediately after the closing of the Annual Shareholders’ Meeting.

ARTICLE 22. - REMUNERATION - EMOLUMENTS

The Shareholders’ Meeting may grant the directors’ emoluments, which shall be chargeable to overheads.

The statutory auditor(s) shall be remunerated by a fixed fee determined by the Shareholders’ Meeting at the beginning of his (their) mandate and which may be changed only by agreement between the parties.

The Company is authorised to deviate from the provisions of Article 520ter, indents 1 and 2, of the Companies Code, in respect of any persons falling within the scope of such provisions.

CHAPTER IV - SHAREHOLDERS’ MEETINGS

ARTICLE 23. - POWERS

A duly constituted Shareholders’ Meeting represents all the shareholders.

It has the powers conferred on it by law and these Articles.

The following matters shall be within the exclusive jurisdiction of the Shareholders’ Meeting and shall be adopted with a positive vote of 75% of the shares attending or represented at the meeting, regardless of the number of shares attending or represented:

•	any decision to apply for the delisting of the securities of the company from any stock market;

•

any acquisition or disposal of tangible assets by the company for an amount higher than the value of 1/3 of the company’s consolidated total assets as reported in the company’s most recent audited financial statements;

The following matters shall be within the exclusive jurisdiction of the Shareholders’ Meeting and shall be adopted with a positive vote of seventy-five (75%) of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four directors of the company request that the matter be submitted to the Shareholders’ Meeting:

•

any matter relating to the company’s dividend payout policy (except that the actual amount of any dividend remains subject to approval by the Shareholders’ Meeting in accordance with the Belgian Companies Code).

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

The following matters shall be within the jurisdiction of the Shareholders’ Meeting and shall be adopted with a positive vote of fifty (50%) plus one of the shares attending or represented at the meeting, regardless of the number of shares attending or represented, if and only if any four directors of the company request that the matter be submitted to the Shareholder’s Meeting:

•

the approval of the individual to whom the Board of Directors proposes to delegate authority for the day-to-day management of the company and appoint as Chief Executive Officer, and the ratification of any decision by the Board of Directors to dismiss such individual;

•	any modification of the company’s executive remuneration and incentive compensation policy;

•

the ratification of any transaction of the company or one of its direct or indirect subsidiaries with a controlling shareholder of the company or with a legal or natural person affiliated to or associated with such controlling shareholder within the meaning of Article 11 and 12 of the Belgian Companies Code, it being understood that, for the purposes of this provision of the by-laws, the direct or indirect subsidiaries of the company are not considered as affiliated to or associated with the controlling shareholders;

•	any modification of the company’s target capital structure and the maximum level of net debt.

ARTICLE 24. - MEETINGS

The Annual Shareholders’ Meeting, called “ordinary”, shall be held, each year, at eleven (11) o’clock in the morning the last Wednesday of April, in one of the municipalities of the Brussels-Capital Region, in Leuven or in Liège, at the place designated by the convening notice. If such day is a legal public holiday, the meeting shall be held at the same hour on the following working day, Saturdays excepted.

The other Shareholders’ Meetings shall be held on the day, at the hour and in the place designated by the convening notice. They may be held at locations other than the registered office.

The convocations made by the Board of Directors may validly be signed in its name by a person to whom the day-to-day management has been delegated.

Working days shall mean all days of the week with the exception of Saturdays, Sundays and legal public holidays in Belgium.

ARTICLE 25. - ADMISSION TO SHAREHOLDERS’ MEETINGS

a) Conditions of admission to Shareholders’ Meetings

In order to have the right to participate in and vote at the Meeting, shareholders must:

(i) have the ownership of their shares recorded in their name, as at midnight Central European Time on the fourteenth (14th) calendar day preceding the date of the Meeting (the “record date”):

•	through registration in the register of the registered shares of the company, for holders of registered shares; or

•	through book-entry in the accounts of an authorised account holder or clearing organisation, for holders of dematerialised shares.

Holders of bearer shares must first convert their bearer shares into registered or dematerialised shares;

and

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

(ii) notify the company (or the person designated by the company) by returning a signed original paper form or, if permitted by the company in the notice convening the Shareholders’ Meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), at the latest on the sixth (6th) calendar day preceding the day of the Meeting, of their intention to participate in the Meeting, indicating the number of shares in respect of which they intend to do so. In addition, the holders of dematerialised shares must, at the latest on the same day, provide the company (or the person designated by the company), or arrange for the company (or the person designated by the company) to be provided, with an original certificate issued by an authorised account holder or a clearing organisation certifying the number of shares owned on the record date by the relevant shareholder and for which it has notified its intention to participate in the Meeting.

An issuer of certificates relating to registered shares must notify its capacity of issuer to the company, which will record such capacity in the register of such shares. An issuer which refrains from notifying this capacity to the company can only vote at a Shareholders’ Meeting if the written notification indicating its intention to participate in that Shareholders’ Meeting specifies its capacity of issuer.

An issuer of certificates linked to dematerialised shares must notify its capacity of issuer to the company before exercising any vote, at the latest through the written notification indicating its intention to participate in the Shareholders’ Meeting, failing which such shares cannot participate in voting.

b) Proxies and powers of attorney

Any shareholder with the right to vote may either personally participate in the Meeting or give a proxy to another person, who need not be a shareholder, to represent it at a Shareholders’ Meeting.

A shareholder may designate, for a given Meeting, only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders.

The appointment of a proxy holder may take place in paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by the company. The signed original paper form or electronic form must be received by the company at the latest on the sixth (6th) calendar day preceding the date of the Meeting.

Any appointment of a proxy holder shall comply with relevant requirements of applicable Belgian law in terms of conflicting interests, record keeping and any other applicable requirement.

c) Formalities for admission

Prior to the Meeting, the shareholders or their proxies are required to sign an attendance sheet, indicating their first name, last name, and place of residence or corporate denomination and registered office, as well as the number of shares in respect of which they are participating in the Meeting. Representatives of legal entities must provide the documents evidencing their capacity as bodies or special proxy holders.

The natural persons, shareholders, bodies or proxy holders who take part in the Shareholders’ Meeting must be able to prove their identity.

d) Other securities

The holders of profit sharing certificates, non-voting shares, bonds, subscription rights or other securities issued by the company, as well as the holders of certificates issued with the assistance of the company and representing securities issued by the latter, may participate in the Shareholders’ Meeting insofar as the law entitles them to do so, and, as the case may be, gives them the right to participate in voting. If they propose to participate, they are subject to the same formalities concerning admission and access, and forms and filing of proxies, as those imposed on the shareholders.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 26. - COMPETING RIGHTS

Co-owners, as well as pledgors and pledgees, must be represented by a sole person. The bare owners will represent the usufructuaries unless otherwise provided in the deed establishing the usufruct or agreed upon. In the event of dispute between the bare owner and the usufructuary concerning the existence or scope of such agreement or provision, only the bare owner shall be admitted to participate in the Shareholders’ Meeting and participate in voting.

ARTICLE 26 BIS. - REMOTE VOTING BEFORE THE SHAREHOLDERS’ MEETING

Any shareholder may vote remotely before the Meeting, by sending a paper form or, if permitted by the Company in the notice convening the Shareholders’ Meeting, by sending a form electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), through a form which shall be made available by the company.

The original signed paper form must be received by the company at the latest on the sixth (6th) calendar day preceding the date of the Meeting. Voting through the sending of the signed electronic form may occur until the calendar day before the date of the Meeting.

The company may also organise a remote vote before the Meeting through other electronic communication methods, such as, among others, through one or several Web sites. It shall specify the practical terms of any such remote vote in the convening notice.

The company will ensure that, when arranging remote electronic voting before the Shareholders’ Meeting, either through the sending electronically of a form or through other electronic communication methods, the company is able, through the system used, to control the identity and capacity as shareholder of each person casting a vote electronically.

Shareholders voting remotely, must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the conditions set out in Article 25.

ARTICLE 27. - CHAIRMANSHIP AND OFFICE

The Meeting shall be chaired by the Chairman of the Board of Directors, or, in case of absence or impediment, by a Vice-Chairman, or in the absence of all such, by a director previously appointed for this purpose by the Board of Directors, or, in the absence of such appointment, by the other directors present.

The Chairman of the meeting shall appoint the Secretary, who does not need to be a shareholder. If the number of participants so requires, he shall appoint two (2) Tellers from among the shareholders or their representatives. The Chairman, the Secretary and the Tellers together make up the Office.

The Chairman can appoint the Office prior to the opening of the meeting, and the latter, thus constituted, can proceed to the verification of the powers of the participants prior to this opening.

ARTICLE 28. - AGENDA AND DELIBERATIONS

The Shareholders’ Meeting may deliberate only the business on its agenda.

One or more shareholders representing at least 3% of the capital of the company may request for items to be added to the agenda and submit resolution proposals in relation to existing agenda items or new items to be added to the agenda provided that they prove holding of such shareholding as at the date of their request by, as far as registered shares are concerned, a certificate evidencing the registration of the shares in the register of shares of the company or, as far as dematerialised shares are concerned, by a certificate issued by an authorised account holder or a clearing organisation certifying the book-entry of the shares in one or several accounts held by such account holder or clearing organisation.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

Such right shall not be available in relation to a second extraordinary Shareholders’ Meeting that is convened for lack of a quorum at the first extraordinary Shareholders’ Meeting.

The new agenda items and/or resolution proposals should be received by the company in signed original paper form or electronically (in which case the form shall be signed by means of an electronic signature in accordance with applicable Belgian law), at the latest on the twenty-second (22nd) calendar day preceding the date of the Shareholders’ Meeting and the company shall publish a revised agenda at the latest on the fifteenth (15th) calendar day preceding the date of the Meeting.

The handling of such new agenda items and/or resolution proposals during the Meeting is subject to the relevant shareholder(s) having satisfied, with respect to shares representing at least 3% of the capital, the conditions set forth in Article 25, a), (i) and (ii).

For all matters, except as otherwise provided in these bylaws or required by law, resolutions shall be passed by a majority of the votes cast plus one.

Each share gives entitlement to one (1) vote.

Without prejudice to what is specified below concerning voting in relation to appointments, voting shall be by show of hands unless, in view of the number of participants, the Chairman of the meeting thinks it preferable to vote by roll-call or by vote of named and signed bills.

Voting in relation to appointments to vacant posts shall be done separately for each post to which an appointment is to be made.

Voting is done by named and signed bills, unless the Meeting, at the request of one or more participants, and resolving with a quorum of the majority of votes expressed by the shares present and represented, decides to proceed by secret ballot. In that case, voting is done by means of unnamed bills, with multiple votes of different numbers given to each of the participants in proportion to the amount of the total amount of votes attributable to him.

The bills, named or unnamed, carry the name of the candidates for the vacant posts and the shareholder indicates the candidate for which he is voting. All the candidates are voted upon for the first vacancy. The candidate who receives one-half of the votes plus one shall obtain the first post. For the second post, the name of the first candidate to be elected is removed, and so on until all the vacancies have been decided upon. Where, in any election, no candidate receives an absolute majority of the votes, a run-off ballot shall be held between the two (2) candidates who received the highest number of votes. The candidate who receives the highest number of votes in this run-off ballot is elected. In case of an equality of votes in the run-off ballot, the candidate most senior by age shall be elected.

Shareholders’ Meetings may be broadcast by way of live or recorded video conferences or audio conferences, in part or as a whole, via one or more Web sites as the case may be, from the place where the meeting is held to one or more remote places where some people, identified or not, are located. Physical persons who attend a Meeting agree by this very fact that their picture may be so transmitted.

ARTICLE 29. - MINUTES

The minutes of Shareholders’ Meetings shall be signed by the Chairman of the Meeting, the Secretary, the Tellers and such shareholders or their proxies as wish to do so.

Copies of the minutes under private deed to be produced in court or in any other place, are signed by two (2) directors. Extracts of the minutes under private deed, to be produced in court or in any other place, may validly be signed by a person delegated to the day-to-day management of the company.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 30. - ADJOURNMENTS

Irrespective of the items on the agenda, the Board of Directors may adjourn any ordinary or other Shareholders’ Meeting. It can use this right at any time, but only after the opening of the meeting. Its decision, which does not have to be justified, must be notified to the Shareholders’ Meeting before the end of the meeting, and mentioned in the minutes.

Such adjournment cancels all decisions taken during the Meeting.

The Shareholders’ Meeting shall be held again within five (5) weeks and with the same agenda. Shareholders wishing to participate in such Meeting shall fulfil the admission conditions set out in Article 25 a). To this effect, a record date shall be set on the fourteenth (14th) calendar day at midnight Central European Time preceding the date of the second Meeting.

CHAPTER V. - INVENTORY AND ANNUAL ACCOUNTS

ARTICLE 31. - ACCOUNTING RECORDS

The financial year shall begin on the first of January and end on the thirty-first of December each year.

At the end of each financial year, the Board of Directors shall draw up an inventory and the annual accounts of the company.

ARTICLE 32. - PROFIT ALLOCATION

No less than five per cent (5%) of the net profits of the company, after deduction of overheads and depreciation, shall be allocated each year to the legal reserve. Such allocation shall cease to be compulsory once the legal reserve has become equal to one tenth (1/10th) of the share capital.

The Shareholders’ Meeting shall allocate the balance of the net profit on the recommendation of the Board of Directors.

ARTICLE 33. - PAYMENT OF DIVIDENDS

The annual dividends shall be paid at the dates and places appointed by the Board of Directors.

The Board of Directors may pay an interim dividend in accordance with the provisions of the Companies Code.

CHAPTER VI. - DISSOLUTION - WINDING UP

ARTICLE 34. - WINDING UP

If the company shall be dissolved, it shall be wound up in the manner decided by the Shareholders’ Meeting, which shall appoint the liquidators.

The Shareholders’ Meeting shall have the widest powers to determine the powers of the liquidators, fix their emoluments and grant them discharge, even while the liquidation is still pending.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ARTICLE 35. - DISTRIBUTION

After all liabilities have been cleared, the balance of the assets owned by the Company shall be distributed equally among all the shares.

CHAPTER VII. - MISCELLANEOUS PROVISIONS

ARTICLE 36. - ADDRESS FOR SERVICE

Any shareholder, bondholder, director, statutory auditor or liquidator of the company not residing in Belgium shall elect an official address in Belgium. Otherwise he shall be deemed to have elected the registered office of the company as his official address where all communications, notices, processes and documents may validly be sent to or served upon him.

ARTICLE 37. - CAPITAL HISTORY

The company was incorporated on the second of August nineteen hundred and seventy-seven with a share capital of BEF one million two hundred and fifty thousand (1,250,000) divided into two hundred and fifty (250) shares without nominal value, each representing one two hundred and fiftieth (1/250th) part of the share capital.

By resolution of the Extraordinary Shareholders’ Meeting held on the thirtieth of September nineteen hundred and seventy-seven, the share capital of the company was increased to BEF two hundred and fifty million (250,000,000) divided into forty-eight thousand and six (48,006) shares without nominal value, each representing one forty-eight thousand and sixth (1/48,006th) part of the share capital.

By resolution of the Extraordinary Shareholders’ Meeting held on the twenty-eighth of February nineteen hundred and eighty-six, the share capital of the company was increased to BEF one billion five hundred million (1,500,000,000) divided into four hundred and sixty thousand (460,000) shares without nominal value, each representing one four hundred and sixty thousandth (1/460,000th) part of the share capital.

By resolution of the Board of Directors meeting held on the first of September nineteen hundred and eighty-seven, the capital was increased by a contribution in kind within the framework of the authorised capital to BEF two billion six hundred and fifty-seven million sixty-seven thousand five hundred and forty-five (2,657,067,545) by the creation of three hundred and fifty-four thousand eight hundred and thirty-four (354,834) shares, without nominal value.

By resolution of the Board of Directors meeting held on the thirtieth of October nineteen hundred and eighty-seven, followed by a deed of record dated the twenty-third of November, the share capital was first increased by contributions in kind within the framework of the authorised capital to BEF two billion nine hundred and seven million sixty-five thousand four hundred and four (2,907,065,404) by the creation of seventy-six thousand six hundred and sixty-six (76,666) new shares, without nominal value, and thereafter, without further asset contributions or the creation of further new shares, increased by a transfer from the issue premium account to BEF ten billion (10,000,000,000).

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

By resolution of the Extraordinary Shareholders’ Meeting held on the eighteenth of November nineteen hundred and ninety-three, the share capital was first reduced by BEF eight hundred and two million nineteen thousand and sixty-eight (802,019,068) by the purchase of seventy-one thousand five hundred (71,500) of the company’s own shares for destruction immediately after purchase in accordance with Article 52 bis 4, 1, of the Consolidated Laws on Commercial Companies. The share capital was then increased forthwith by BEF eight hundred and two million nineteen thousand and sixty-eight (802,019,068) to restore it to BEF ten billion (10,000,000,000) by transfer from the fully paid tax capital as contained in the issue premium account without creation of new shares.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders’ Meeting of the twentieth of April nineteen hundred and ninety-four:

•

a deed of record of the fourth of July nineteen hundred and ninety-seven evidenced that the share capital had been increased by BEF four million three hundred and seventeen thousand and thirty (4,317,030) by the subscription of three hundred and fifty-four (354) new registered shares, paid in cash, such that the share capital then stood at ten billion four million three hundred and seventeen thousand and thirty (10,004,317,030), divided into eight hundred and four thousand one hundred and fifty-five (804,155) shares without nominal value.

•

a deed of record of the twenty-second of December nineteen hundred and ninety-seven evidenced that the share capital had been increased by BEF three million eight hundred and ninety thousand two hundred and five (3,890,205) by the subscription of three hundred and nineteen (319) new registered shares, paid in cash, such that the capital then stood at BEF ten billion eight million two hundred and seven thousand two hundred and thirty-five (10,008,207,235), divided into eight hundred and four thousand four hundred and seventy-four (804,474) shares without nominal value.

•

a deed of record of the twenty-fourth of February nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF one million nine hundred and two thousand four hundred and twenty (1,902,420) by the subscription of one hundred and fifty -six (156) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion ten million one hundred and nine thousand six hundred and fifty-five (10,010,109,655), divided into eight hundred and four thousand six hundred and thirty (804,630) shares without nominal value.

•

a deed of record of the twenty-ninth of May nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF five million nine hundred and seventy-five thousand five hundred and fifty (5,975,550) by the subscription of four hundred and ninety (490) new registered shares, paid in cash, such that the share capital then stood at ten billion sixteen million eighty-five thousand two hundred and five (10,016,085,205), divided into eight hundred and five thousand one hundred and twenty (805,120) shares without nominal value.

•

a deed of record of the thirty-first of August nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF two million six hundred and seventy thousand seven hundred and five (2,670,705) by the subscription of two hundred and nineteen (219) new registered shares, paid in cash, such that the share capital then stood at ten billion eighteen million seven hundred and fifty-five thousand nine hundred and BEF ten (10,018,755,910), divided into eight hundred and five thousand three hundred and thirty-nine (805,339) shares without nominal value.

•

a deed of record of the twenty-fourth of November nineteen hundred and ninety-eight evidenced that the share capital had been increased by BEF two million nine hundred and two thousand four hundred and ten (2,902,410) by the subscription of two hundred and thirty-eight (238) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion twenty-one million six hundred and fifty-eight thousand three hundred and twenty (10,021,658,320), divided into eight hundred and five thousand five hundred and seventy-seven (805,577) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

•

a deed of record of the first of March nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF thirty-seven million two hundred and ninety-two thousand three hundred and ten (37,292,310) by the subscription of three thousand and fifty-eight (3,058) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion fifty-eight million nine hundred and fifty thousand six hundred and thirty (10,058,950,630), divided into eight hundred and eight thousand six hundred and thirty-five (808,635) shares without nominal value.

•

a deed of record of the twenty-seventh of May nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF seventy-two million one hundred and ninety-four thousand four hundred (72,194,400) by the subscription of five thousand nine hundred and twenty (5,920) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion one hundred and thirty-one million one hundred and forty-five thousand and thirty (10,131,145,030), divided into eight hundred and fourteen thousand five hundred and fifty-five (814,555) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders’ Meeting of the twentieth of May nineteen hundred and ninety-six:

•

a deed of record of the fourth of June nineteen hundred and ninety-nine evidenced that the share capital had been increased by BEF eight hundred and ninety-five thousand six hundred and eighty (895,680) by the subscription of seventy-two (72) new registered shares, paid in cash, such that the share capital then stood at BEF ten billion one hundred and thirty-two million forty thousand seven hundred and ten (10,132,040,710), divided into eight hundred and fourteen thousand six hundred and twenty-seven (814,627) shares without nominal value.

The Extraordinary Shareholders’ Meeting held on the twenty-fourth of June nineteen hundred and ninety-nine resolved to express the share capital in euro, to increase this capital by capitalisation of available reserves, without issue of new shares, and to divide each outstanding share into two hundred shares. Consequently, the Shareholders’ Meeting determined that the capital had been increased to euro two hundred and fifty-one million one hundred and sixty-seven thousand (251,167,000) divided into one hundred and sixty-two million nine hundred and twenty-five thousand four hundred (162,925,400) shares without nominal value, fully paid, each representing one hundred and sixty-two million nine hundred and twenty-five thousand four hundredth (1/162,925,400th) part of the share capital.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders’ Meeting of the twentieth of May nineteen hundred and ninety-six:

•

a deed of record of the thirtieth of September nineteen hundred and ninety-nine evidenced that the share capital had been increased by euro nine hundred and seventy-seven thousand five hundred and ninety-two (977,592) by the subscription of six hundred and thirty-four thousand eight hundred (634,800) new registered shares, paid in cash, such that the share capital then stood at euro two hundred and fifty-two million one hundred and forty-four thousand five hundred and ninety-two (252,144,592), divided into one hundred and sixty-three million five hundred and sixty thousand two hundred (163,560,200) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders’ Meeting of the twentieth of April nineteen hundred and ninety-six and a resolution of the Shareholders’ Meeting of the twentieth of May nineteen hundred and ninety-six respectively:

•	a deed of record of the thirtieth of May two thousand evidenced that the share capital had been increased by euro six hundred and forty-six thousand one hundred and eighty-four (646,184) by the

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

subscription of four hundred and nineteen thousand six hundred (419,600) new registered shares, paid in cash, such that the share capital then stood at euro two hundred and fifty-two million seven hundred and ninety thousand seven hundred and seventy-six (252,790,776), divided into one hundred and sixty-three million nine hundred and seventy-nine thousand eight hundred (163,979,800) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders’ Meeting of the twentieth of May nineteen hundred and ninety-six:

•

a deed of record of the sixth of July two thousand evidenced that the share capital had been increased by euro thirty thousand eight hundred (30,800) by the subscription of twenty thousand (20,000) new registered shares, paid in cash, such that the capital then stood at euro two hundred and fifty-two million eight hundred and twenty-one thousand five hundred and seventy-six (252,821,576), divided into one hundred and sixty-three million nine hundred and ninety-nine thousand eight hundred (163,999,800) shares without nominal value.

Following the exercise of subscription rights issued pursuant to a resolution of the Shareholders’ Meeting of the twentieth of April nineteen hundred and ninety-four and a resolution of the Shareholders’ Meeting of the twentieth of May nineteen hundred and ninety-six respectively:

•

a deed of record of the thirteenth of September two thousand evidenced that the share capital had been increased by euro one million four hundred and fourteen thousand and twenty-eight (1,414,028) by the subscription of nine hundred and eighteen thousand two hundred (918,200) new registered shares without nominal value, paid in cash, such that the share capital then stood at euro two hundred and fifty-four million two hundred and thirty-five thousand six hundred and four (254,235,604), divided into one hundred and sixty-four million nine hundred and eighteen thousand (164,918,000) shares without nominal value.

The Extraordinary Shareholders’ Meeting held on the thirty-first of October two thousand decided to split each of the one hundred and sixty-four million nine hundred and eighteen thousand (164,918,000) outstanding shares into two shares; as a consequence, the share capital, standing at euro two hundred and fifty-four million two hundred and thirty-five thousand six hundred and four (254,235,604), is now represented by three hundred and twenty-nine million eight hundred and thirty-six thousand (329,836,000) shares without nominal value.

A deed of record of the fifth of December two thousand evidenced that the share capital had been increased by euro sixty-seven million nine hundred and fourteen thousand (67,914,000) by the subscription of eighty-eight million two hundred thousand (88,200,000) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-two million one hundred and forty-nine thousand six hundred and four (322,149,604), divided into four hundred and eighteen million thirty-six thousand (418,036,000) shares without nominal value.

A deed of record of the twelfth of December two thousand evidenced that the share capital had been increased by euro six million eight hundred and sixty-two thousand eight hundred and fifty-six (6,862,856) by the subscription of eight million nine hundred and twelve thousand eight hundred (8,912,800) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-nine million twelve thousand four hundred and sixty (329,012,460), divided into four hundred and twenty-six million nine hundred and forty-eight thousand eight hundred (426,948,800) shares without nominal value.

A deed of record of the twenty-second of December two thousand evidenced that the share capital had been increased by euro three hundred and fifty million five hundred and eleven and seventy cents (350,511.7) by the subscription of four hundred and fifty-five thousand two hundred and ten (455,210) new ordinary shares, paid in cash, such that the share capital then stood at euro three hundred and twenty-nine million three hundred and sixty-two thousand nine hundred and seventy one and seventy cents (329,362,971.7), divided into four hundred and twenty seven million four hundred and four thousand and ten (427,404,010) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the fifteenth of January two thousand and one evidenced that the capital had been increased by euro four hundred and sixty seven and thirty-nine cents (467.39) by the subscription of six hundred and seven (607) new ordinary shares, paid in cash, such that the capital then stood at euro three hundred and twenty-nine million three hundred and sixty-three thousand four hundred and thirty-nine and nine cents (329,363,439.09), divided into four hundred and twenty-seven million four hundred and four thousand six hundred and seventeen (427,404,617) shares without nominal value.

A deed of record of the third of April two thousand and one evidenced that the share capital had been increased by euro two hundred and eighty-seven thousand three hundred sixty-four (€287,364) by the subscription of three hundred seventy-three thousand two hundred (373,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and twenty-nine million six hundred and fifty thousand eight hundred and three and nine cents (€329,650,803.09), divided into four hundred and twenty-seven million seven hundred seventy-seven thousand eight hundred and seventeen (427,777,817) shares without nominal value.

A deed of record of the twenty-sixth of April two thousand and one evidenced that the share capital had been increased by euro six hundred and eighty-four thousand three hundred seventy-six (€684,376) by the subscription of eight hundred eighty-eight thousand eight hundred (888,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million three hundred and thirty-five thousand hundred seventy-nine and nine cents (€330,335,079.09), divided into four hundred and twenty-eight million six hundred sixty-six thousand six hundred and seventeen (428,666,617) shares without nominal value.

A deed of record of the twenty third of May two thousand and one evidenced that the share capital had been increased by euro three hundred and thirty-four thousand one hundred eighty (€334,180) by the subscription of four hundred thirty-four thousand (434,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million six hundred and sixty-nine thousand three hundred fifty-nine and nine cents (€330,669,359.09), divided into four hundred and twenty-nine million one hundred thousand six hundred seventeen (429,100,617) shares without nominal value.

A deed of record of the twenty eight of June two thousand and one evidenced that the share capital had been increased by euro eighty-three thousand seven hundred and seventy-six (€83,776) by the subscription of one hundred and eight thousand eight hundred (108,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and fifty-three thousand one hundred thirty-five and nine cents (€330,753,135.09), divided into four hundred and twenty-nine million two hundred and nine thousand four hundred seventeen (429,209,417) shares without nominal value.

A deed of record of the thirtieth of July two thousand and one evidenced that the share capital had been increased by euro fourteen thousand four hundred seventy-six (€14,476) by the subscription of eighteen thousand eight hundred (18,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and sixty-seven thousand six hundred and eleven and nine cents (€330,767,611.09), divided into four hundred and twenty-nine million two hundred twenty-eight thousand and two hundred seventeen (429,228,217) shares without nominal value.

A deed of record of the thirtieth of August two thousand and one evidenced that the share capital had been increased by euro eleven thousand eighty-eight (€11,088) by the subscription of fourteen thousand four hundred (14,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty million seven hundred and seventy-eight thousand six hundred ninety-nine and nine cents (€330,778,699.09), divided into four hundred and twenty-nine million two hundred forty-two thousand and six hundred seventeen (429,242,617) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the twenty-eight of September two thousand and one evidenced that the share capital had been increased by euro three hundred and twenty-four thousand and sixteen (€324,016) by the subscription of four hundred twenty thousand eight hundred (420,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million one hundred and two thousand seven hundred fifteen and nine cents (€331,102,715.09), divided into four hundred and twenty-nine million six hundred sixty-three thousand and four hundred seventeen (429,636,417) shares without nominal value.

A deed of record of the thirtieth of October two thousand and one evidenced that the share capital had been increased by euro two hundred eighty-seven thousand and fifty-six (€287056) by the subscription of three hundred seventy-two eight hundred (372,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million three hundred eighty-nine thousand seven hundred seventy-one and nine cents (€331,389,771.09), divided into four hundred thirty million thirty-six thousand two hundred seventeen (430,036,217) shares without nominal value.

A deed of record of the twenty-ninth of November two thousand and one evidenced that the share capital had been increased by euro fifty-eight thousand and sixty-nine and fifty-five cents (€58,069.55) by the subscription of seventy-five thousand four hundred fifteen (75,415) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million four hundred forty-seven thousand eight hundred forty and sixty-four cents (€331,447,840.64), divided into four hundred thirty million one hundred and eleven thousand six hundred thirty-two (430,111,632) shares without nominal value.

A deed of record of the twenty-ninth of November two thousand and one evidenced that the share capital had been increased by euro three hundred forty thousand nine hundred fifty-six (€340,956) by the subscription of four hundred forty two thousand eight hundred (442,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million seven hundred eighty-eight thousand seven hundred ninety-six and sixty-four cents (€331,788,796.64), divided into four hundred thirty million five hundred fifty-four thousand four hundred thirty-two (430,554,432) shares without nominal value.

A deed of record of the nineteenth of December two thousand and one evidenced that the share capital had been increased by euro one hundred thirty-eight thousand eight hundred fifty-four and ten cents (€138,854.10) by the subscription of one hundred eighty thousand three hundred thirty (180,330) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-one million nine hundred twenty-seven thousand six hundred fifty and seventy-four cents (€331,927,650.74), divided into four hundred thirty million seven hundred thirty-four thousand seven hundred sixty-two (430,734,762) shares without nominal value.

A deed of record of the nineteenth of December two thousand and one evidenced that the share capital had been increased by euro three hundred and one thousand two hundred twenty- four (€301,224) by the subscription of three hundred ninety-one thousand two hundred (391,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred twenty-eight thousand eight hundred and seventy-four and seventy-four cents (€332,228,874.74), divided into four hundred thirty-one million one hundred twenty-five thousand nine hundred and sixty-two (431,125,962) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the twenty-seventh of March two thousand and two evidenced that the share capital had been increased by euro ninety-six and twenty-five cents (€96.25) by the subscription of one hundred and twenty-five (125) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred and twenty-eight thousand nine hundred seventy and ninety-nine cents (€332,228,970.99), divided into four hundred thirty-one million one hundred and twenty-six thousand eighty-seven (431,126,087) shares without nominal value.

A deed of record of the twenty-seventh of March two thousand and two evidenced that the share capital had been increased by euro fifty-three thousand nine hundred (€53,900) by the subscription of seventy thousand (70,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million two hundred eighty-two thousand eight hundred and seventy and ninety-nine cents (€332,282,870.99), divided into four hundred thirty-one million one hundred and ninety-six thousand eighty-seven (431,196,087) shares without nominal value.

A deed of record of the thirteenth of June two thousand and two evidenced that the share capital had been increased by euro one hundred and thirty-two thousand one hundred and thirty-two (€132,132) by the subscription of one hundred and seventy-one thousand six hundred (171,600) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million four hundred and fifteen thousand and two and ninety-nine cents (€332,415,002.99), divided into four hundred and thirty-one million three hundred and seventy-six thousand six hundred and eighty-seven (431,367,687) shares without nominal value.

A deed of record of the second of July two thousand and two evidenced that the share capital had been increased by euro eighty-five thousand and eight (€85,008) by the subscription of one hundred and ten thousand four hundred (110,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred thousand and ten and ninety-nine cents (€332,500,010.99), divided into four hundred and thirty-one million four hundred and seventy-eight thousand eighty-seven (431,478,087) shares without nominal value.

A deed of record of the first of October two thousand and two evidenced that the share capital had been increased by euro seventy-four thousand five hundred and thirty-six (€74,536) by the subscription of ninety-six thousand eight hundred (96,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred and seventy-four thousand five hundred and forty-six and ninety-nine cents (€332,574,546.99), divided into four hundred and thirty-one million five hundred and seventy-four thousand eight hundred and eighty-seven (431,574,887) shares without nominal value.

A deed of record of the sixth of November two thousand and two evidenced that the share capital had been increased by euro nine thousand two hundred and forty (€9,240) by the subscription of twelve thousand (12,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million five hundred and eighty-three thousand seven hundred and eighty-six and ninety-nine cents (€332,583,786.99), divided into four hundred and thirty-one million five hundred and eighty-fix thousand eight hundred and eighty-seven (431,586,887) shares without nominal value.

A deed of record of the twenty-eighth of November two thousand and two evidenced that the share capital had been increased by euro forty-three thousand eight hundred and nine and fifteen cents (€43,809.15) by the subscription of fifty-six thousand eight hundred and ninety-five (56,895) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million six hundred and twenty-seven thousand five hundred and ninety-six and fourteen cents (€332,627,596.14), divided into four hundred and thirty-one million six hundred and forty-three thousand seven hundred and eighty-two (431,643,782) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the sixth of June two thousand and three evidenced that the share capital had been increased by euro fifty-seven thousand nine hundred and four (€57,904) by the subscription of seventy-five thousand two hundred (75,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million six hundred and eighty-five thousand five hundred and fourteen cents (€332,685,500.14), divided into four hundred and thirty-one million seven hundred and eighteen thousand nine hundred and eighty-two (431,718,982) shares without nominal value.

A deed of record of the twenty-ninth of October two thousand and three evidenced that the share capital had been increased by euro sixty-eight thousand three hundred and seventy-six (€68,376) by the subscription of eighty-eight thousand eight hundred (88,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million seven hundred and fifty-three thousand eight hundred and seventy-six and fourteen cents (€332,753,876.14), divided into four hundred and thirty-one million eight hundred and seven thousand seven hundred and eighty-two (431,807,782) shares without nominal value.

A deed of record of the twenty-fifth of November two thousand and three evidenced that the share capital had been increased by euro ninety-nine thousand seven hundred and ninety-two (€99,792) by the subscription of one hundred and twenty-nine thousand six hundred (129,600) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro three hundred and thirty-two million eight hundred and fifty-three thousand six hundred and sixty-eight and fourteen cents (€332,853,668.14), divided into four hundred and thirty-one million nine hundred and thirty-seven thousand three hundred and eighty-two (431,937,382) shares without nominal value.

A deed of record of the twenty-second of December two thousand and three evidenced that the share capital had been increased by euro forty-six thousand eight hundred and sixteen (€46,816) by the subscription of sixty thousand eight hundred (60,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-two million nine hundred thousand four hundred and eighty-four euro and fourteen cents (€332,900,484.14), divided into four hundred and thirty-one million nine hundred and ninety-eight thousand one hundred and eighty-two (431,998,182) shares without nominal value.

A deed of record of the twenty-eighth of January two thousand and four evidenced that the share capital had been increased by euro seventy-seven thousand (€77,000) by the subscription of one hundred thousand (100,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-two million nine hundred and seventy-seven thousand four hundred and eighty-four euro and fourteen cents (€332,977,484.14), divided into four hundred and thirty-two million ninety-eight thousand one hundred and eighty-two (432,098,182) shares without nominal value.

A deed of record of the twenty-seventh of April two thousand and four evidenced that the share capital had been increased by euro two hundred nineteen thousand two hundred ninety-six (€219,296) by the subscription of two hundred and eighty-four thousand eight hundred (284,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-three million one hundred and ninety-six thousand seven hundred and eighty euro and fourteen cents (€333,196,780.14), divided into four hundred and thirty-two million three hundred and eighty-two thousand nine hundred and eighty-two (432,382,982) shares without nominal value.

A deed of record of the ninth of June two thousand and four evidenced that the share capital had been increased by euro eight hundred sixty-two thousand five hundred and thirty-six euro and twenty-nine cents (€862,536.29) by the subscription of one million one hundred and twenty thousand one hundred and seventy-seven (1,120,177) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-four million fifty-nine thousand three hundred and sixteen euro and forty-three cents (€334,059,316.43), divided into four hundred and thirty-three million five hundred and three thousand one hundred and fifty-nine (433,503,159) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the thirtieth of June two thousand and four evidenced that the share capital had been increased by euro eleven thousand eighty-eight (€11,088) by the subscription of fourteen thousand four hundred (14,400) new ordinary shares, fully paid up in cash, such that the share capital then stood at three hundred and thirty-four million seventy thousand four hundred and four euro and forty-three cents (€334,070,404.43), divided into four hundred and thirty-three million five hundred and seventeen thousand five hundred and fifty-nine (433,517,559) shares without nominal value.

A deed of record of the twenty-seventh of August two thousand and four evidenced that the share capital had been increased by euro one hundred and nine million one hundred and eighteen thousand two hundred and forty (€109,118,240) by the subscription of one hundred and forty-one million seven hundred and twelve thousand (141,712,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and forty-three million one hundred and eighty-eight thousand six hundred and forty-four euro and forty-three cents (€443,188,644.43), divided into five hundred and seventy-five million two hundred and twenty-nine thousand five hundred and fifty-nine (575,229,559) shares without nominal value.

A deed of record of the first of October two thousand and four evidenced that the share capital had been increased by euro three hundred and eighty-two thousand two hundred and eight and seventy-five cents (€382,208.75) by the subscription of four hundred and ninety-six thousand three hundred and seventy-five (496,375) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and forty three million five hundred and seventy thousand eight hundred and fifty-three euro and eighteen cents (€443,570,853.18), divided into five hundred and seventy-five million seven hundred and twenty-five thousand nine hundred and thirty-four (575,725,934) shares without nominal value.

A deed of record of the twenty-ninth of October two thousand and four evidenced that the share capital had been increased by euro seventeen thousand five hundred and fifty-six (€17,556) by the subscription of twenty-two thousand eight hundred (22,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and forty-three million five hundred and eighty-eight thousand four hundred and nine euro and eighteen cents (€443,588,409.18), divided into five hundred and seventy-five million seven hundred and forty-eight thousand seven hundred and thirty-four (575,748,734) shares without nominal value.

A deed of record of the twenty-third of November two thousand and four evidenced that the share capital had been increased by euro one hundred and seventy-six thousand eight hundred and fifty-one and twenty-nine cents (€176,851.29) by the subscription of two hundred and twenty-nine thousand six hundred and seventy-seven (229,677) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and forty-three million seven hundred and sixty-five thousand two hundred and sixty euro and forty-seven cents (€443,765,260.47), divided into five hundred and seventy-five million nine hundred and seventy-eight thousand four hundred and eleven (575,978,411) shares without nominal value.

A deed of record of the fifteenth of December two thousand and four evidenced that the share capital had been increased by euro one hundred and six thousand six hundred and fifty-seven and fifty-three cents (€106,657.53) by the subscription of one hundred and thirty-eight thousand seven hundred and eighty-nine (138,789) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and thirty-three million eight hundred and seventy-two thousand one hundred and twenty-eight euro (€443,872,128), divided into five hundred and seventy-six million one hundred and seventeen thousand and two hundred (576,117,200) shares without nominal value.

A deed of record of the thirty-first of January two thousand and five evidenced that the share capital had been increased by euro nine million six hundred and twenty-five thousand and seventy-seven cents (€9,625,000.77) such that the share capital then stood at four hundred and fifty-three million four hundred and ninety-seven thousand one hundred and twenty-eight euro and seventy-seven cents (€453,497,128.77), divided into five hundred and eighty-eight million six hundred and seventeen thousand two hundred and one (588,617,201) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the twenty-sixth of April two thousand and five evidenced that the share capital had been increased by euro fifty-nine thousand four hundred and forty-four (€59,444) by the subscription of seventy-seven thousand two hundred (77,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-seven million eight hundred and ninety-nine thousand six hundred and four euro and fifty-five cents (€467,899,604.55), divided into six hundred and seven million three hundred and twenty-one thousand seven hundred and fifteen (607,321,715) shares without nominal value.

A deed of record of the eighth of June two thousand and five evidenced that the share capital had been increased by euro one hundred and twenty-six thousand four hundred and ninety-seven and ninety-one (€126,497.91) by the subscription of one hundred and sixty-four thousand two hundred and eighty-three (164,283) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-eight million twenty-six thousand one hundred and two euro and forty-six cents (€468,026,102.46), divided into six hundred and seven million four hundred and eighty-five thousand nine hundred and ninety-eight (607,485,998) shares without nominal value.

A deed of record of the thirteenth of July two thousand and five evidenced that the share capital had been increased by euro nine thousand eight hundred and forty-two and ninety-one cents (€9,842.91) by the subscription of twelve thousand seven hundred and eighty-three (12,783) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-eight million thirty-five thousand nine hundred and forty-five euro and thirty-seven cents (€468,035,945.37), divided into six hundred and seven million four hundred ninety-eight thousand seven hundred and eighty-one (607,498,781) shares without nominal value.

A deed of record of the third of October two thousand and five evidenced that the share capital had been increased by euro twenty-eight thousand eight hundred and twenty-three and forty-one cents (€28,823.41) by the subscription of thirty-seven thousand four hundred and thirty-three (37,433) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-eight million sixty-four thousand seven hundred and sixty-eight euro and seventy-eight cents (€468,064,768.78), divided into six hundred and seven million five hundred and thirty-six thousand two hundred and fourteen (607,536,214) shares without nominal value.

A deed of record of the twenty-fifth of October two thousand and five evidenced that the share capital had been increased by euro thirty-one thousand four hundred and sixteen (€31,416) by the subscription of forty thousand eight hundred (40,800) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-eight million ninety-six thousand one hundred and eighty-four euro and seventy-eight cents (€468,096,184.78), divided into six hundred and seven million five hundred and seventy-seven thousand thirteen (607,577,014) shares without nominal value.

A deed of record of the seven of December two thousand and five evidenced that the share capital had been increased by euro one million seven hundred and sixty-one thousand forty-seven and seventy-five cents (€1,761,047.75) by the subscription of two million two hundred and eighty-seven thousand seventy-five (2,287,075) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-nine million eight hundred and fifty-seven thousand two hundred thirty two euro and fifty-three cents (€469,857,232.53), divided into six hundred and nine million eight hundred and sixty-four thousand eighty-nine (609,864,089) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the twenty-second of December two thousand and five evidenced that the share capital had been increased by euro thirty-seven thousand eight hundred and eighty-four (€37,884) by the subscription of forty-nine thousand two hundred (49,200) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-nine million eight hundred and ninety-five thousand one hundred and sixteen euro and fifty-three cents (€469,895,116.53), divided into six hundred and nine million nine hundred and thirteen thousand two hundred and eighty-nine (609,913,289) shares without nominal value.

A deed of record of the third of February two thousand and six evidenced that the share capital had been increased by euro eight thousand fifty-six and fifty-one cents (€8,056.51) by the subscription of ten thousand four hundred and sixty-three (10,463) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-nine million nine hundred and three thousand one hundred and seventy-three euro and four cents (€469,903,173.04), divided into six hundred and nine million nine hundred and twenty-three thousand seven hundred and fifty-two (609,923,752) shares without nominal value.

A deed of record of the twenty-first of March two thousand and five evidenced that the share capital had been increased by euro forty-five thousand eight hundred and sixty-one and twenty cents (€45,861.20) by the subscription of fifty-nine thousand five hundred and sixty (59,560) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and sixty-nine million nine hundred and forty-nine thousand thirty-four euro and twenty-four cents (€469,949,034.24), divided into six hundred and nine million nine hundred and eighty-three thousand three hundred and twelve (609,983,312) shares without nominal value.

A deed of record of the twenty-fifth of April two thousand and six evidenced that the share capital had been increased by euro eighty-six thousand seven hundred and thirty-three and fifty-seven (€86,733.57) by the subscription of one hundred and twelve thousand six hundred and forty-one (112,641) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy million thirty-five thousand seven hundred and sixty-seven euro and eighty-one cents (€470,035,767.81), divided into six hundred and ten million ninety-five thousand nine hundred and fifty-three (610,095,953) shares without nominal value.

A deed of record of the nineteenth of May two thousand and six evidenced that the share capital had been increased by euro sixty-three thousand one hundred and forty (€63,140) by the subscription of eighty-two thousand (82,000) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy million ninety-eight thousand nine hundred and seven euro and eighty-one cents (€470,098,907.81), divided into six hundred and ten million one hundred and seventy-seven thousand nine hundred and fifty-three (610,177,953) shares without nominal value.

A deed of record of the twenty-first of June two thousand and six evidenced that the share capital had been increased by euro eight hundred and thirty-five thousand six hundred and fifty-five and fifty-nine cents (€835,655.59) by the subscription of one million eighty-five thousand two hundred and sixty-seven (1,085,267) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy million nine hundred and thirty-four thousand five hundred and sixty-three euro and forty cents (€470,934,563,40), divided into six hundred and eleven million two hundred and sixty-three thousand two hundred and twenty (611,263,220) shares without nominal value.

A deed of record of the third of August two thousand and six evidenced that the share capital had been increased by euro sixty-five thousand seven hundred and eighty-eight and eighty cents (€65,788.80) by the subscription of eighty-five thousand four hundred and forty (85,440) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-one million three hundred and fifty-two euro and twenty cents (€471,000,352.20), divided into six hundred and eleven million three hundred and forty-eight thousand six hundred and sixty (611,348,660) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the twenty-ninth of September two thousand and six evidenced that the share capital had been increased by euro three hundred and one thousand sixty-five and thirty-eight cents (€301,065.38) by the subscription of three hundred and ninety thousand nine hundred and ninety-four (390,994) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-one million three hundred and one thousand four hundred and seventeen euro and fifty-eight cents (€471,301,417.58), divided into six hundred and eleven million seven hundred and thirty-nine thousand six hundred and fifty-four (611,739,654) shares without nominal value.

A deed of record of the twenty-fourth of October two thousand and six evidenced that the share capital had been increased by euro thirty-six thousand four hundred and sixty-seven and twenty cents (€36,467.20) by the subscription of forty-seven thousand three hundred and sixty (47,360) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-one million three hundred thirty-seven thousand eight hundred and eighty-four euro and seventy-eight cents (€471,337,884.78), divided into six hundred and eleven million seven hundred and eighty-seven thousand fourteen (611,787,014) shares without nominal value.

A deed of record of the twentieth of December two thousand and six evidenced that the share capital had been increased by euro on million two hundred and seventy-three thousand seven hundred and eighty-five and fifty-nine cents (€1,273,785.59) by the subscription of one million six hundred and fifty-four thousand two hundred and sixty-seven (1,654,267) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-two million six hundred and eleven thousand six hundred and seventy euro and thirty-seven cents (€472,611,670.37), divided into six hundred and thirteen million four hundred and forty-one thousand two hundred and eighty-one (613,441,281) shares without nominal value.

A deed of record of the fifth of February two thousand and seven evidenced that the share capital had been increased by euro fifty-three thousand two hundred and forty-nine and thirty-five cents (€53,249.35) by the subscription of sixty-nine thousand one hundred and fifty-five (69,155) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-two million six hundred and sixty-four thousand nine hundred and nineteen euro and seventy-two cents (€472,664,919.72), divided into six hundred and thirteen million five hundred and ten thousand four hundred and thirty-six (613,510,436) shares without nominal value.

A deed of record of the twenty-second of March two thousand and seven evidenced that the share capital had been increased by euro thirty-nine thousand six hundred and twenty-four and ninety-seven cents (€39,624.97) by the subscription of fifty-one thousand four hundred and sixty-one (51,461) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-two million seven hundred and four thousand five hundred and forty-four euro and sixty-nine cents (€472,704,544.69), divided into six hundred and thirteen million five hundred and sixty-one thousand eight hundred and ninety-seven (613,561,897) shares without nominal value.

A deed of record of the twenty-fourth of April two thousand and seven evidenced that the share capital had been increased by euro four hundred and thirty-six and fifty-nine cents (€436.59) by the subscription of five hundred and sixty-seven (567) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-two million seven hundred and four thousand nine hundred and eighty-one euro and twenty-eight cents (€472,704,981.28), divided into six hundred and thirteen million five hundred and sixty-two thousand four hundred and sixty-four (613,562,464) shares without nominal value.

A deed of record of the nineteenth of June two thousand and seven evidenced that the share capital had been increased by euro seven hundred and four thousand eight hundred and sixty-nine and fifty-five cents (€704,869.55) by the subscription of nine and fifteen thousand four hundred and fifteen (915,415) new

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-three million four hundred and nine thousand eight hundred and fifty euro and eighty-three cents (€473,409,850.83), divided into six hundred and fourteen million four hundred and seventy-seven thousand eight hundred and seventy-nine (614,477,879) shares without nominal value.

A deed of record of the twenty-seventh of July two thousand and seven evidenced that the share capital had been increased by euro two hundred thirty-two thousand and seventy-four and fifteen cents (€232,074.15) by the subscription of three hundred and one thousand three hundred and ninety-five (301,395) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-three million six hundred and forty-one thousand nine hundred and twenty-four euro and ninety-eight cents (€473,641,924.98), divided into six hundred and fourteen million seven hundred and seventy-nine thousand two hundred and seventy-four (614,779,274) shares without nominal value.

A deed of record of the twenty-first of September two thousand and seven evidenced that the share capital had been increased by euro eight thousand one hundred and thirty-six and fifty-nine cents (€8,136.59) by the subscription of ten thousand five hundred and sixty-seven (10,567) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-three million six hundred and fifty thousand sixty-one euro and fifty-seven cents (€473,650,061.57), divided into six hundred and fourteen million seven hundred and eighty-nine thousand eight hundred and forty-one (614,789,841) shares without nominal value.

A deed of record of the fourteenth of December two thousand and seven evidenced that the share capital had been increased by euro one hundred and ninety-five thousand three hundred and twenty-four and thirty-six cents (€195,324.36) by the subscription of two hundred and fifty-three thousand six hundred and sixty-eight (253,668) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-three million eight hundred and forty-five thousand three hundred and eighty-five euro and ninety-three cents (€473,845,385.93), divided into six hundred and fifteen million forty-three thousand five hundred and nine (615,043,509) shares without nominal value.

A deed of record of the eleventh of February two thousand and eight evidenced that the share capital had been increased by euro one hundred and seventy-three thousand seven hundred and twenty and forty-seven cents (€173,720.47) by the subscription of two hundred and twenty-five thousand six hundred and eleven (225,611) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-four million nineteen thousand one hundred and six euro and forty cents (€474,019,106.40), divided into six hundred and fifteen million two hundred and sixty-nine thousand one hundred and twenty (615,269,120) shares without nominal value.

A deed of record of the thirteenth of June two thousand and eight evidenced that the share capital had been increased by euro three hundred twenty thousand five hundred and fourteen and four cents (€320,514.04) by the subscription of four hundred and sixteen thousand two hundred fifty-two (416,252) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-four million five hundred and ninety thousand eight hundred and eighty euro and sixty-eight cents (€474,590,880.68), divided into six hundred and sixteen million eleven thousand six hundred and eighty-four (616,011,684) shares without nominal value.

A deed of record of the eighth of September two thousand and eight evidenced that the share capital had been increased by euro twenty-seven thousand four hundred and sixty-eight and ninety-eight cents (€27,468.98) by the subscription of thirty-five thousand six hundred seventy-four (35,674) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-four million six hundred and eighteen thousand three hundred and forty-nine euro and sixty-six cents (€474,618,349.66), divided into six hundred and sixteen million forty-seven thousand three hundred and fifty-eight (616,047,358) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the third of October two thousand and eight evidenced that the share capital had been increased by euro two hundred and eight thousand six hundred and twenty-three and three cents (€208,623.03) by the subscription of two hundred and seventy thousand nine hundred and thirty-nine (270,939) new ordinary shares, fully paid up in cash, such that the share capital then stood at four hundred and seventy-four million eight hundred and twenty-six thousand nine hundred and seventy-two euro and sixty-nine cents (€474,826,972.69), divided into six hundred and sixteen million three hundred and eighteen thousand two hundred and ninety-seven (616,318,297) shares without nominal value.

A deed of record of the sixteenth of December two thousand and eight evidenced that the share capital had been increased by euro seven hundred fifty-nine million three hundred and four thousand one hundred and thirty-nine and forty-four cents (€759,304,139.44) by the subscription of nine hundred eighty-six million one hundred and nine thousand two hundred and seventy-two (986,109,272) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-four million one hundred and thirty-one thousand one hundred and twelve and thirteen cents (€1,234,131,112.13), divided into one billion six hundred and two million four hundred and twenty-seven thousand five hundred and sixty-nine (1,602,427,569) shares without nominal value.

A deed of record of the twenty-third of January two thousand and nine evidenced that the share capital had been increased by euro two hundred and forty thousand five hundred and twenty-four and ninety cents (€240,524.90) by the subscription of three hundred and twelve thousand three hundred and seventy (312,370) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-four million three hundred and seventy-one thousand six hundred and thirty-seven and three cents (€1,234,371,637.03), divided into one billion six hundred and two million seven hundred and thirty-nine thousand nine hundred and thirty-nine (1,602,739,939) shares without nominal value.

A deed of record of the twentieth of March two thousand and nine evidenced that the share capital had been increased by euro seventy-nine thousand eight hundred and seventeen and forty-three cents (€79,817.43) by the subscription of one hundred and three thousand six hundred and fifty-nine (103,659) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-four million four hundred and fifty-one thousand four hundred and fifty-four and forty-six cents (€1,234,451,454.46), divided into one billion six hundred and two million eight hundred and forty-three thousand five hundred and ninety-eight (1,602,843,598) shares without nominal value.

A deed of record of the twenty-eighth of April two thousand and nine evidenced that the share capital had been increased by euro fourteen thousand one hundred and seventy- nine and fifty-five cents (€14,179.55) by the subscription of eighteen thousand four hundred and fifteen (18,415) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-four million four hundred and sixty-five thousand six hundred and thirty-four and one cent (€1,234,465,634.01), divided into one billion six hundred and two million eight hundred and sixty-two thousand thirteen (1,602,862,013) shares without nominal value.

A deed of record of the sixteenth of June two thousand and nine evidenced that the share capital had been increased by euro two hundred and ninety-five thousand eight hundred and forty-four and seventy-eight cents (€295,844.78) by the subscription of three hundred and eighty-four thousand two hundred and fourteen (384,214) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro one billion two hundred and thirty-four million seven hundred and sixty-one thousand four hundred and seventy-eight and seventy-nine cents (€1,234,761,478.79), divided into one billion six hundred and three million two hundred and forty-six thousand two hundred and twenty-seven (1,603,246,227) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the seventh of September two thousand and nine evidenced that the share capital had been increased by euro twenty-two thousand six hundred and twenty-seven and ninety-nine cents (€22,627.99) by the subscription of twenty-nine thousand three hundred and eighty-seven (29,387) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro one billion two hundred and thirty-four million seven hundred and eighty-four thousand one hundred and six and seventy-eight cents (€1,234,784,106.78), divided into one billion six hundred and three million two hundred and seventy-five thousand six hundred and fourteen (1,603,275,614) shares without nominal value.

A deed of record of the twenty-second of October two thousand and nine evidenced that the share capital had been increased by euro fifty-eight thousand nine hundred and thirteen and forty-seven cents (€58,913.47) by the subscription of seventy-six thousand five hundred and eleven (76,511) new ordinary shares, fully paid up in cash, such that the share capital then stood at euro one billion two hundred and thirty-four million eight hundred and forty-three thousand twenty euro and twenty-five cents (€1,234,843,020.25), divided into one billion six hundred and three million three hundred and fifty-two thousand one hundred and twenty-five (1,603,352,125) shares without nominal value.

A deed of record of the seventeenth of December two thousand and nine evidenced that the share capital had been increased by seven hundred and thirty thousand seven hundred and twenty-eight euro and forty-six cents (€730,728.46) by the subscription of nine hundred and forty-eight thousand nine hundred and ninety-eight (948,998) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-five million five hundred and seventy-three thousand seven hundred and forty-eight euro and seventy-one cents (€1,235,573,748.71) represented by one billion six hundred and four million three hundred and one thousand one hundred and twenty-three (1,604,301,123) shares without nominal value.

A deed of record of the twelfth of February two thousand and ten evidenced that the share capital had been increased by twelve thousand and eight euro and ninety-two cents (€12,008.92) by the subscription of fifteen thousand five hundred and ninety-six (15,596) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-five million five hundred and eighty-five thousand seven hundred and fifty-seven euro and sixty-three cents (€1,235,585,757.63) represented by one billion six hundred and four million three hundred and sixteen thousand seven hundred and nineteen (1,604,316.719) shares without nominal value.

A deed of record of the twenty-fifth of March two thousand and ten evidenced that the share capital had been increased by twenty-one thousand six hundred twenty euro and eighty-three cents (€21,620.83) by the subscription of twenty-eight thousand seventy-nine (28,079) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-five million six hundred and seven thousand three hundred and seventy-eight euro and forty-six cents (€1,235,607,378.46) represented by one billion six hundred and four million three hundred and forty-four thousand seven hundred and ninety-eight (1,604,344.798) shares without nominal value.

A deed of record of the twenty-seventh of April two thousand and ten evidenced that the share capital had been increased by seventy-six thousand thirty-two euro and eighty-eight cents (€76,032.88) by the subscription of ninety-eight thousand seven hundred forty-four (98,744) new ordinary shares, fully paid up in cash, such that the share capital then stood at one billion two hundred and thirty-five million six hundred and eighty-three thousand four hundred and eleven euro and thirty-four cents (€1,235,683,411.34) represented by one billion six hundred and four million four hundred and forty-three thousand five hundred and forty-two (1,604,443,542) shares without nominal value.

A deed of record of the fourteenth of June two thousand and ten evidenced that the share capital had been increased by two hundred and seventy-four thousand one hundred and thirty-four euro and sixty-three cents (€274,134.63) by the subscription of three hundred and fifty-six thousand and nineteen (356,019) new ordinary shares, full paid up in cash, such that the share capital in cash then stood at one billion two hundred and thirty-five million nine hundred and fifty-seven thousand five hundred and forty-five euro and ninety-seven cents (€1,235,957,545.97) represented by one billion six hundred and four million seven hundred and ninety-nine thousand five hundred and sixty-one (1,604,799,561) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the seventh of September two thousand and ten evidenced that the share capital had been increased by five thousand nine hundred and sixty-three euro and sixty-five cents (€5,963.65) by the subscription of seven thousand seven hundred and forty-five (7,745) new ordinary shares, full paid up in cash, such that the share capital in cash then stood at one billion two hundred and thirty-five million nine hundred and sixty-three thousand five hundred and nine euro and sixty-two cents (€1,235,963,509.62) represented by one billion six hundred and four million eight hundred and seven thousand three hundred and six (1,604,807,306) shares without nominal value.

A deed of record of the thirteenth of December two thousand and ten evidenced that the share capital had been increased by two hundred and ninety thousand eighteen euro and ninety-six cents (€290,018.96) by the subscription of three hundred and seventy-six thousand six hundred and forty-eight (376,648) new ordinary shares, full paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million two hundred and fifty-three thousand five hundred and twenty-eight euro and fifty-eight cents (€1,236,253,528.58) represented by one billion six hundred and five million one hundred and eighty-three thousand nine hundred and fifty-four (1,605,183,954) shares without nominal value.

A deed of record of the twenty-fourth of March two thousand and eleven evidenced that the share capital had been increased by one hundred and thirty-eight thousand four hundred and five euro and nineteen cents (€138,405.19) by the subscription of one hundred and seventy-nine thousand seven hundred and forty-seven (179,747) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million three hundred and ninety-one thousand nine hundred and thirty-three euro and seventy-seven cents (€1,236,391,933.77) represented by one billion six hundred and five million three hundred and sixty-three thousand seven hundred and one (1,605,363,701) shares without nominal value.

A deed of record of the twenty-sixth of April two thousand and eleven evidenced that the share capital had been increased by fifty-eight thousand three hundred and fifty-two euro and ninety-one cents (€58,352.91) by the subscription of seventy-five thousand seven hundred and eighty-three (75,783) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million four hundred and fifty thousand two hundred and eighty-six euro and sixty-eight cents (€1,236,450,286.68) represented by one billion six hundred and five million four hundred and thirty-nine thousand four hundred and eighty-four (1,605,439,484) shares without nominal value

A deed of record of the fourteenth of June two thousand and eleven evidenced that the share capital had been increased by hundred and forty-five thousand eight hundred and forty-one euro and eighty-five cents (€145,841.85) by the subscription of hundred and eighty-nine thousand four hundred and five (189,405) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million five hundred and ninety-six thousand hundred and twenty-eight euro and fifty-three cents (€1,236,596,128.53) represented by one billion six hundred and five million six hundred and twenty-eight thousand eight hundred and eighty-nine (1,605,628,889) shares without nominal value

A deed of record of the fifth of September two thousand and eleven evidenced that the share capital had been increased by twenty-six thousand eight hundred and thirty-eight euro and thirty-five cents (€26,838.35) by the subscription of thirty-four thousand eight hundred and fifty-five (34,855) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million six hundred and twenty-two thousand nine hundred and sixty-six euro and eighty-eight cents (€1,236,622,966.88) represented by one billion six hundred and five million six hundred and sixty-three thousand seven hundred and forty-four (1,605,663,744) shares without nominal value.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

A deed of record of the twentieth of October two thousand and eleven evidenced that the share capital had been increased by five thousand nine hundred and eighty euro and fifty-nine cents (€ 5,980.59) by the subscription of seven thousand seven hundred and sixty-seven (7,767) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million six hundred and twenty-eight thousand nine hundred and fourty-seven euro and fourty-seven cents (€1,236,628,947.47) represented by one billion six hundred and five million six hundred and seventy-one thousand five hundred and eleven (1,605,671,511) shares without nominal value.

A deed of record of the twentieth of December two thousand and eleven evidenced that the share capital had been increased by three hundred and eight thousand two hundred and twenty-one euro and seventy-six cents (€ 308,221.76) by the subscription of four hundred thousand two hundred and eighty-eight (400,288) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million nine hundred and thirty-seven thousand one hundred and sixty-nine euro and twenty-three cents (€1,236,937,169.23) represented by one billion six hundred and six million seventy-one thousand seven hundred and ninety-nine (1,606,071,799) shares without nominal value.

A deed of record of the twenty-seventh of February two thousand and twelve evidenced that the share capital had been increased by twenty-two thousand three hundred and sixty-six euro and ninety-six cents (€ 22,366.96) by the subscription of twenty-nine thousand forty-eight (29,048) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million nine hundred and fifty-nine thousand five hundred and thirty-six euro and nineteen cents (€1,236,959,536.19) represented by one billion six hundred and six million one hundred thousand eight hundred and forty-seven (1,606,100,847) shares without nominal value.

A deed of record of the twenty-fifth of April two thousand and twelve evidenced that the share capital had been increased by nine thousand three hundred and ninety euro and ninety-two cents (€ 9,390.92) by the subscription of twelve thousand hundred and ninety-six (12.196) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-six million nine hundred and sixty-eight thousand nine hundred and twenty-seven euro and eleven cents (€1,236,968,927.11) represented by one billion six hundred and six million one hundred thirteen thousand and forty-three (1,606,113,043) shares without nominal value.

A deed of record of the eleventh of June two thousand and twelve evidenced that the share capital had been increased by one hundred and fifty-five thousand one hundred and forty-five euro and seventy-six cents (€ 155,145.76) by the subscription of two hundred and one thousand four hundred and eighty-eight (201,488) new ordinary shares, fully paid up in cash such that the share capital in cash then stood at one billion two hundred and thirty-seven million one hundred and twenty-four thousand seventy-two euro and eighty-seven cents (€1,237,124,072.87) represented by one billion six hundred and six million three hundred fourteen thousand five hundred and thirty-one (1,606,314,531) shares without nominal value.

CHAPTER VIII. - BONDHOLDERS’ MEETINGS

ARTICLE 38.

General Meetings of bondholders shall be held in accordance with the provisions of Articles 568 ff. of the Companies Code.

The Office for General Meetings of bondholders shall be composed as provided for in Article 27 of these Articles.

SA/NV Anheuser-Busch InBev

Grand’Place 1- 1000 Brussels

R.L.E. 0417.497.106

Consolidated Articles as of 11 June 2012

Certified Consolidation

Benoit Loore

VP Legal Corporate